     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 24, 2000

                                             1933 ACT REGISTRATION NO.
                                             1940 ACT REGISTRATION NO. 811-07325


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4


              REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]
                                 PRE-EFFECTIVE AMENDMENT NO. ___ [ ]
                                POST-EFFECTIVE AMENDMENT NO. ___ [ ]

                                       AND

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [ ]
                        POST-EFFECTIVE AMENDMENT NO. 11 [X]
                         (CHECK APPROPRIATE BOX OR BOXES)


                           PRUCO LIFE FLEXIBLE PREMIUM
                            VARIABLE ANNUITY ACCOUNT
                           (Exact Name of Registrant)

                          PRUCO LIFE INSURANCE COMPANY
                               (Name of Depositor)

                              213 WASHINGTON STREET
                          NEWARK, NEW JERSEY 07102-2992
                                 (973) 802-5740
    (Address and telephone number of depositor's principal executive offices)

                                THOMAS C. CASTANO
                               ASSISTANT SECRETARY
                          PRUCO LIFE INSURANCE COMPANY
                              213 WASHINGTON STREET
                          NEWARK, NEW JERSEY 07102-2992
                                 (973) 802-4708
                     (Name and address of agent for service)

                                   Copies to:

      CHRISTOPHER E. PALMER                       LEE D. AUGSBURGER
       MICHAEL K. ISENMAN                     ASSISTANT GENERAL COUNSEL
         SHEA & GARDNER              THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
1800 MASSACHUSETTS AVENUE, N.W.                  100 MULBERRY STREET
     WASHINGTON, D.C. 20036                 NEWARK, NEW JERSEY 07102-4077
       (202) 828-2093                               (973) 367-1388

It is proposed that this filing will become effective (check appropriate space):
      [ ] immediately upon filing pursuant to paragraph (b) of Rule 485
      [ ] on             pursuant to paragraph (b) of Rule 485
      [ ] 60 days after filing pursuant to paragraph (a)(1) of Rule 485
      [ ] on __________pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:
      [ ] on __________pursuant to paragraph (a)(1) of Rule 485

                      Title of Securities Being Registered:
               Interests in Individual Variable Annuity Contracts

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission may determine.

STRATEGIC PARTNERS (SM)

VARIABLE ANNUITY
PROSPECTUS: ____ , 2000

[PHOTO]

Strategic Partners(SM) Variable Annuity is issued by Pruco Life Insurance Company, distributed by Prudential Investment Management Services LLC, and offered through Pruco Securities Corporation and Prudential Securities Incorporated. All are subsidiaries of The Prudential Insurance Company of America.

[PRUDENTIAL LOGO]

STRATEGIC PARTNERS(SM)

VARIABLE ANNUITY
PROSPECTUS:     , 2000
THIS PROSPECTUS DESCRIBES AN INDIVIDUAL VARIABLE ANNUITY CONTRACT OFFERED BY PRUCO LIFE INSURANCE COMPANY (PRUCO LIFE). PRUCO LIFE IS A WHOLLY-OWNED SUBSIDIARY OF THE PRUDENTIAL INSURANCE COMPANY OF AMERICA.

THE FUNDS

Strategic Partners offers a wide variety of investment choices, including 25 variable investment options that invest in mutual funds managed by these leading asset managers:

PRUDENTIAL INVESTMENTS

JENNISON ASSOCIATES

AIM ADVISORS

ALLIANCE CAPITAL MANAGEMENT

BANKERS TRUST, PART OF DEUTSCHE ASSET MANAGEMENT

DAVIS SELECT ADVISERS

FIDELITY MANAGEMENT AND RESEARCH

INVESCO

JANUS CAPITAL

MFS

PIMCO

PLEASE READ THIS PROSPECTUS

Please read this prospectus before purchasing a Strategic Partners variable annuity contract, and keep it for future reference. Current prospectuses for the underlying mutual funds accompany this prospectus. These prospectuses contain important information about the mutual funds. Please read these prospectuses and keep them for reference as well.

TO LEARN MORE ABOUT STRATEGIC PARTNERS

To learn more about the Strategic Partners variable annuity, you can request a copy of the Statement of Additional Information (SAI) dated ______ , 2000. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of this prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the Strategic Partners SAI, material incorporated by reference, and other information regarding registrants that file electronically with the SEC. The Table of Contents of the SAI is on Page __ of this prospectus.
FOR A FREE COPY OF THE SAI CALL US AT:

-    (888) PRU-2888

OR WRITE TO US AT:

-      Prudential Annuity Service Center
       P.O. Box 7960
       Philadelphia, PA  19101
--------------------------------------------------------------------------------

THE SEC HAS NOT DETERMINED THAT THIS CONTRACT IS A GOOD INVESTMENT, NOR HAS THE SEC DETERMINED THAT THIS PROSPECTUS IS COMPLETE OR ACCURATE. IT IS A CRIMINAL OFFENSE TO STATE OTHERWISE. INVESTMENT IN A VARIABLE ANNUITY CONTRACT IS SUBJECT TO RISK, INCLUDING THE POSSIBLE LOSS OF YOUR MONEY. AN INVESTMENT IN STRATEGIC PARTNERS IS NOT A BANK DEPOSIT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.



CONTENTS



          PART I: STRATEGIC PARTNERS PROSPECTUS
          -------------------------------------
          SUMMARY
          -------

                      Glossary....................................................
                      Summary.....................................................
                      Summary of Contract Expenses................................
                      Expense Examples............................................


          PART II: STRATEGIC PARTNERS PROSPECTUS
          --------------------------------------
          SECTIONS 1-9
          ------------

                Section 1: What Is The Strategic Partners Variable Annuity?.......
                      Short Term Cancellation Right or "Free Look"................

                Section 2: What Investment Options Can I Choose?..................
                      Variable Investment Options.................................
                      Fixed Interest Rate Options ................................
                      Transfers Among Options.....................................
                      Dollar Cost Averaging.......................................
                      Asset Allocation Program....................................
                      Auto-Rebalancing............................................
                      Voting Rights...............................................
                      Substitution................................................

                Section 3: What Kind Of Payments Will I Receive During The Income
                Phase?
                  (Annuitization).................................................
                      Payment Provisions Without the Guaranteed Minimum Income
                      Benefit.....................................................
                            Option 1: Annuity Payments for a Fixed Period.........
                            Option 2: Life Annuity with 120 Payments (10 Years)
                            Certain...............................................
                            Option 3: Interest Payment Option.....................
                            Other Annuity Options.................................
                      Guaranteed Minimum Income Benefit ..........................
                            GMIB Option 1 - Single Life Payout Option.............
                            GMIB Option 2 - Joint Life Payout Option..............

                Section 4: What is the Death Benefit?.............................
                      Beneficiary.................................................
                      Calculation of the Death Benefit............................
                      Payout Options..............................................

                Section 5: How Can I Purchase A Strategic Partners Contract?......
                      Purchase Payments...........................................
                      Allocation of Purchase Payments.............................
                      Credits.....................................................
                      Calculating Contract Value..................................

                Section 6: What Are The Expenses Associated With The Discovery
                Select Contract?..................................................
                      Insurance Charges...........................................
                      Guaranteed Minimum Income Benefit Charge....................
                      Annual Contract Fee.........................................
                      Withdrawal Charge...........................................
                      Premium Taxes...............................................
                      Transfer Fee................................................
                      Company Taxes...............................................

                Section 7: How Can I Access My Money?.............................
                      Withdrawals During the Accumulation Phase...................
                      Automated Withdrawals.......................................
                      Suspension of Payments or Transfers.........................

                  Section 8: What Are The Tax Considerations Associated With
                    The Strategic Partners Contract?................................
                        Contracts Owned by Individuals (Not Associated with Tax
                         Favored Retirement Plans...................................
                             Taxes Payable by You...................................
                             Taxes on Withdrawals and Surrender.....................
                             Taxes on Annuity Payments..............................
                             Penalty Taxes on Withdrawals and Annuity Payments......
                             Taxes Payable by Beneficiaries.........................
                             Withholding of Tax from Distributions..................
                             Annuity Qualification..................................
                             Additional Information.................................
                        Contracts Held by Tax-Favored Plans.........................
                             Types of Tax Favored Plans.............................
                             Minimum Distribution Option............................
                             Withholding
                             ERISA Disclosure/Requirements..........................
                             Additional Information.................................

                  Section 9: Other Information......................................
                        Pruco Life Insurance Company................................
                        The Separate Account........................................
                        Sale and Distribution of the Contract.......................
                        Assignment..................................................
                        Financial Statements........................................
                        Statement of Additional Information.........................
                        IRA Disclosure Statement


            PART III:  VARIABLE INVESTMENT OPTIONS' PROSPECTUSES
            ----------------------------------------------------

            THE PRUDENTIAL SERIES FUND, INC.
                 Prudential Global Portfolio
                 Prudential Jennison Portfolio
                 Prudential Money Market Portfolio
                 Prudential Stock Index Portfolio
                 SP Aggressive Growth Asset Allocation Portfolio
                 SP AIM Aggressive Growth Portfolio
                 SP AIM Growth and Income Portfolio
                 SP Alliance Large Cap Growth Portfolio
                 SP Alliance Technology Portfolio
                 SP Balanced Asset Allocation Portfolio
                 SP Conservative Asset Allocation Portfolio
                 SP Davis Value Portfolio
                 SP Deutsche International Equity Portfolio
                 SP Growth Asset Allocation Portfolio
                 SP INVESCO Small Company Growth Portfolio
                 SP Jennison International Growth Portfolio
                 SP Large Cap Value Portfolio
                 SP MFS Capital Opportunities Portfolio
                 SP MFS Mid Cap Growth Portfolio
                 SP PIMCO High Yield Portfolio
                 SP PIMCO Total Return Portfolio
                 SP Prudential U.S. Emerging Growth Portfolio
                 SP Small/Mid Cap Value Portfolio
                 SP Strategic Partners Focused Growth Portfolio

            JANUS ASPEN SERIES
                 Growth Portfolio - Service Shares

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                                       6

PART I SUMMARY

STRATEGIC PARTNERS PROSPECTUS

[PHOTO]

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                                       8

GLOSSARY

WE HAVE TRIED TO MAKE THIS PROSPECTUS AS EASY TO READ AND UNDERSTAND AS POSSIBLE. BY THE NATURE OF THE CONTRACT, HOWEVER, CERTAIN TECHNICAL WORDS OR TERMS ARE UNAVOIDABLE. WE HAVE IDENTIFIED THE FOLLOWING AS SOME OF THESE WORDS OR TERMS.

ACCUMULATION PHASE

The period that begins with the contract date (which we define below) and ends when you start receiving income payments, or earlier if the contract is terminated through a full withdrawal or payment of a death benefit.

ADJUSTED CONTRACT VALUE

When you begin receiving income payments, the value of your contract minus (i) any charge we impose for premium taxes and (ii) if you have chosen the Contract With Credit, any credit that has not yet vested.

ANNUITANT

The person whose life determines the amount of income payments that we will pay.

ANNUITY DATE

The date when income payments are scheduled to begin.

BENEFICIARY

The person(s) or entity you have chosen to receive a death benefit.

CONTRACT DATE

The date on which we credit your initial purchase payment. We will credit the initial purchase payment to your contract within two business days from the day on which we receive your payment and all necessary paperwork in good order at the Prudential Annuity Service Center. Contract anniversaries are measured from the contract date. A contract year starts on the contract date or on a contract anniversary.

CONTRACT OWNER, OWNER, OR YOU

The person entitled to the ownership rights under the contract.

CONTRACT VALUE

This is the total value of your contract, equal to the sum of the values of your investment in each investment option you have chosen. Your contract value will go up or down based on the performance of the investment options you choose.

CONTRACT WITH CREDIT

A version of the annuity contract that provides for a bonus credit with each purchase payment that you make, has a longer surrender charge period, and has no fixed rate investment options available.

CONTRACT WITHOUT CREDIT

A version of the annuity contract that does not provide a credit, has a shorter surrender charge period, and offers two fixed rate investment options: a one-year fixed rate option and a dollar cost averaging fixed rate option.

CREDIT

If you choose the Contract With Credit (which we previously defined), this is the bonus amount that we allocate to your account each time you make a purchase payment. The amount of the credit is a percentage of the purchase payment. The credit is subject to a vesting schedule, which means that if you withdraw all or part of a purchase payment within a certain period, or you begin the income phase or we pay a death benefit during that period, we may take back all or part of the credit. See "How Can I Purchase A Strategic Partners Contract" on page
__.

DEATH BENEFIT

If the sole or last surviving owner dies, the beneficiary you designate will receive, at a minimum, the total amount invested or a potentially greater amount related to market appreciation. A guaranteed minimum death benefit is available for an additional charge.

FIXED INTEREST RATE OPTIONS

Under the Contract Without Credit (which we previously defined), these are investment options that offer a fixed rate of interest for either a one-year period (fixed rate option) or a selected period during which periodic transfers are made to selected variable investment options (dollar cost averaging fixed rate option). The fixed interest rate options are available only with the Contract Without Credit.

GUARANTEED MINIMUM DEATH BENEFIT

An optional feature available for an additional charge that guarantees that the death benefit that the beneficiary receives will be no less than a certain "protected value". Depending upon the terms of your contract, the protected value for the guaranteed minimum death benefit may equal the "roll-up value," the "step-up value," or the larger of the two. We define these terms below.

GUARANTEED MINIMUM INCOME BENEFIT

An optional feature that may be available for an additional charge that guarantees that the income payments you receive during the income phase will be no less than a certain "protected value". Currently, the protected value for the guaranteed minimum income benefit is equal to the "roll-up value," which we define below.

INCOME OPTIONS

Options under the contract that define the frequency and duration of income payments. In your contract, we also refer to these as payout or annuity options.

INCOME PHASE

The period in which you receive income payments under the contract.

INVESTED PURCHASE PAYMENTS

Your purchase payments (which we define below) less any deduction we make for any premium or other tax charge.

JOINT OWNER

The person named as the joint owner, who shares ownership rights with the owner as defined in the contract.

NET PURCHASE PAYMENTS

Your total purchase payments (which we define below) less any withdrawals you have made.

PROTECTED VALUE

If you choose a guaranteed minimum death benefit and/or guaranteed minimum income benefit, the guaranteed amount of the benefit. If both the guaranteed minimum death benefit and the guaranteed minimum income benefit are available to you and you choose both of these options, the protected value of each may be different. Depending upon the terms of your contract, the protected value of the guaranteed minimum death benefit may equal the "roll-up value," the "step-up value," or the greater of the two. The protected value of the guaranteed minimum income benefit, if available, will equal the "roll-up value."

PRUDENTIAL ANNUITY SERVICE CENTER

For general correspondence: P.O. Box 7960, Philadelphia, PA 19101. For express overnight mail: 2101 Welsh Road, Dresher, PA 19025. The telephone number is 800-PRU-2888.

PURCHASE PAYMENTS

The amount of money you pay us to purchase the contract. With some restrictions, you can make additional purchase payments at any time during the accumulation phase.

ROLL-UP VALUE

The total of all invested purchase payments compounded daily at an effective annual rate of 5.0%, subject to a cap of 200% of all invested purchase payments and to certain age restrictions. Both the roll-up and the cap are reduced proportionally by withdrawals. Depending upon the terms of your contract and what options you choose, we may use the roll-up value to compute the protected value of the guaranteed minimum death benefit and/or the guaranteed minimum income benefit.

SEPARATE ACCOUNT

We hold your purchase payments allocated to the variable investment options in a separate account called the Pruco Life Flexible Premium Variable Annuity Account. The separate account is set apart from all of the general assets of Pruco Life.

STEP-UP VALUE

The highest value of the contract on any contract anniversary date, subject to certain age restrictions. Between anniversary dates, the step-up value is only increased by additional purchase payments and reduced proportionally by withdrawals. Depending upon the terms of your contract and what options you choose, we may use the step-up value to compute the protected value of the guaranteed minimum death benefit.

TAX DEFERRAL

This is a way to increase your assets without currently being taxed. Generally, you do not pay taxes on your contract earnings until you take money out of your contract. You should be aware that tax favored plans (such as IRAs) already provide tax deferral regardless whether they invest in annuity contracts. See "What Are the Tax Considerations Associated with the Strategic Partners Contract," page __.

VARIABLE INVESTMENT OPTION

When you choose a variable investment option, we purchase shares of the mutual fund which are held as an investment for that option. We hold these shares in the separate account. The division of the separate account of Pruco Life that invests in a particular mutual fund is referred to in your contract as a subaccount.

SUMMARY FOR SECTIONS 1-9

FOR A MORE COMPLETE DISCUSSION OF THE FOLLOWING TOPICS, SEE THE CORRESPONDING
SECTION IN PART II OF THE PROSPECTUS.

SECTION 1
WHAT IS THE STRATEGIC PARTNERS VARIABLE ANNUITY?

The Strategic Partners Variable Annuity is a contract between you, the owner, and us, the insurance company, Pruco Life Insurance Company (Pruco Life, we or us). The contract allows you to invest on a tax-deferred basis in one or more of 25 variable investment options. The contract is intended for retirement savings or other long-term investment purposes and provides for a death benefit.

There are two versions of the Strategic Partners Variable Annuity.

-    Contract With Credit.  One version of the contract:

         - provides for a bonus credit that we add to each purchase payment that you make,

         -    has a longer surrender charge period,  and

         -    has no fixed rate investment options available.

     We call this version the "Contract With Credit."

-    Contract Without Credit.  The other version of the contract:

         -    does not provide a credit,

         -    has a shorter surrender charge period, and

         - offers two fixed rate investment options: a one-year fixed rate option and a dollar cost averaging fixed rate option.

     We call this version the "Contract Without Credit".

Unless we state otherwise, when we use the word contract, it applies to both versions.

The variable investment options available under the contract offer the opportunity for a favorable return. However, this is NOT guaranteed. It is possible, due to market changes, that your investments may decrease in value.

The fixed interest rate options available under the Contract Without Credit offer a guaranteed interest rate. While your money is allocated to one of these options, your principal amount will not decrease and we guarantee that your money will earn at least 3% in interest annually. Payments you allocate to the fixed interest rate options become part of Pruco Life's general assets.

You can invest your money in any or all of the variable investment options and (under the Contract Without Credit) the fixed interest rate options. You may make up to 12 free transfers each contract year among the variable investment options. For the Contract Without Credit, certain restrictions apply to transfers involving the fixed interest rate options.

The contract, like all deferred annuity contracts, has two phases: the accumulation phase and the income phase.

- During the accumulation phase, any earnings grow on a tax-deferred basis and are generally only taxed as income when you make a withdrawal.

- The income phase starts when you begin receiving regular payments from your contract.

The amount of money you are able to accumulate in your contract during the accumulation phase will help determine the amount you will receive during the income phase. Other factors will affect the amount of your payments, such as age, gender, and the payout option you select.

The contract offers a choice of death benefit options. A guaranteed minimum income benefit may also be available to you.

If you change your mind about owning Strategic Partners, you may cancel your contract within 10 days after receiving it (or whatever period is required under applicable state law). We call this the "Free Look" period.

SECTION 2
WHAT INVESTMENT OPTIONS CAN I CHOOSE?

You can invest your money in any or all of the following variable investment options:

The Prudential Series Fund
     Prudential Global Portfolio
     Prudential Jennison Portfolio
     Prudential Money Market Portfolio
     Prudential Stock Index Portfolio
     SP Aggressive Growth Asset Allocation Portfolio
     SP AIM Aggressive Growth Portfolio
     SP AIM Growth and Income Portfolio
     SP Alliance Large Cap Growth Portfolio
     SP Alliance Technology Portfolio
     SP Balanced Asset Allocation Portfolio
     SP Conservative Asset Allocation Portfolio
     SP Davis Value Portfolio
     SP Deutsche International Equity Portfolio
     SP Growth Asset Allocation Portfolio
     SP INVESCO Small Company Growth Portfolio
     SP Jennison International Growth Portfolio
     SP Large Cap Value Portfolio
     SP MFS Capital Opportunities Portfolio
     SP MFS Mid Cap Growth Portfolio
     SP PIMCO High Yield Portfolio
     SP PIMCO Total Return Portfolio
     SP Prudential U.S. Emerging Growth Portfolio
     SP Small/Mid Cap Value Portfolio
     SP Strategic Partners Focused Growth Portfolio

Janus Aspen Series
     Growth Portfolio - Service Shares

Depending upon market conditions, you may earn or lose money in any of these options. The value of your contract will fluctuate depending upon the performance of the mutual fund portfolios used by the variable investment options that you choose. Performance information for the variable investment options appears in the Statement of Additional Information (SAI). Past performance is not a guarantee of future results.

If you choose the Contract Without Credit, two guaranteed fixed interest rate options are also available:

- The one-year fixed rate option offers an interest rate that is guaranteed by us for one year and will always be at least 3% per year.

- The dollar cost averaging fixed rate option offers an interest rate that is guaranteed by us for a selected period during which we make periodic transfers from this option to the variable investment options you select. We guarantee that the interest rate for dollar cost averaging fixed rate option will always be at least 3% per year.

SECTION 3

WHAT KIND OF PAYMENTS WILL I RECEIVE DURING THE INCOME PHASE? (ANNUITIZATION)

If you want to receive regular income from your annuity, you can choose one of several options, including guaranteed payments for the annuitant's lifetime. Generally, once you begin receiving regular payments, you cannot change your payment plan.

For an additional fee, you may also choose, if it is available under your contract, the guaranteed minimum income benefit. See "What Kind Of Payments Will I Receive During the Income Phase" on page __.

SECTION 4

WHAT IS THE DEATH BENEFIT?

If the sole owner, or last surviving of the owner and joint owner, dies before the income phase of the contract begins, the person(s) or entity that you have chosen as your beneficiary will receive, at a minimum, the greater of (i) the contract value, (ii) either the base death benefit or, for a higher insurance charge, a potentially larger guaranteed minimum death benefit. The base death benefit equals the total amount invested adjusted for withdrawals. The guaranteed minimum death benefit is equal to a "protected value" that depends upon which of the following guaranteed minimum death benefit options you choose:

- the highest value of the contract on any contract anniversary, which we call the "step-up value";

- the total amount you invest increased by a guaranteed rate of return, which we call the "roll-up value"; or

-    the greater of the step-up value or roll-up value.

Depending upon the terms of your contract, not all guaranteed death benefit options may be available. See "What is the Death Benefit" on page __.

SECTION 5

HOW CAN I PURCHASE A STRATEGIC PARTNERS ANNUITY CONTRACT?

Under most circumstances, you can purchase this contract with a minimum initial purchase payment of $10,000. Generally, you can make additional purchase payments of $1,000 or more at any time during the accumulation phase of the contract. Your representative can help you fill out the proper forms. The Contract With Credit provides for the allocation of a credit with each purchase payment.

SECTION 6

WHAT ARE THE EXPENSES ASSOCIATED WITH THE STRATEGIC PARTNERS CONTRACT?

The contract has insurance features and investment features, both of which have related cost and charges.

- Each year we may deduct a contract maintenance charge. Currently, if your contract value is $50,000 or more, we do not deduct such a charge. If your contract value is less than $50,000, we deduct a charge equal to $30 or, if your contract value is less than $1500, equal to 2% of your contract value.

- For insurance and administrative costs, we also deduct a daily charge based on the average daily value of all assets allocated to the variable investment options, depending on the death benefit option that you choose. The daily charge is equivalent to an annual charge of:

     -     1.40% if you do not choose the guaranteed minimum death benefit,

     - 1.60% if you choose the roll-up or step-up guaranteed minimum death benefit option, and

     - 1.70% if you choose the guaranteed minimum death benefit option of the greater of the roll-up or step-up.

- We will make an additional charge if you choose the guaranteed minimum income benefit. We deduct this annual charge from your contract value on the contract anniversary and upon certain other events. Currently, only the roll-up guaranteed minimum income benefit option is available. The charge for this benefit is equal to 0.25% of the roll-up value. In the future, we may also offer other options, for which different charges may apply.

- A few states and jurisdictions assess a premium tax when you begin receiving regular income payments from your annuity. In those states, we will assess the required premium tax charge, which can range up to 5% of your contract value.
- The mutual funds in which the variable investment options invest also incur fees and expenses. These daily charges currently range on an annual basis from 0.39% to 1.34% of a fund's average daily net assets.
- If, after making a purchase payment, you withdraw money (or you begin the income phase) less than:

     -     nine years later, if you purchase the Contract With Credit, or

     -     seven years later, if you purchase the Contract Without Credit,

     then you may have to pay a withdrawal charge on all or part of the withdrawal. This charge ranges from 1-7%.

For more information, including details about other possible charges under the contract, see "Summary of Contract Expenses" on page __ and "What Are The Expenses Associated With The Strategic Partners Contract?" on page __.

SECTION 7

HOW CAN I ACCESS MY MONEY?

You may withdraw money at any time during the accumulation phase. If you do so, however, you may be subject to income tax and, if you make a withdrawal prior to age 59 1/2, an additional tax penalty as well. If you withdraw money less than nine years (for the Contract With Credit) or seven years (for the Contract Without Credit) after making a purchase payment, we may impose a withdrawal charge. In addition, if you purchase a Contract With Credit, we may take back any credit that has not vested that corresponds to the purchase payment(s) you withdraw.

SECTION 8

WHAT ARE THE TAX CONSIDERATIONS ASSOCIATED WITH THE STRATEGIC PARTNERS CONTRACT?

Your earnings are generally not taxed until you withdraw them. If you take money out during the accumulation phase, the tax laws treat the withdrawal as first a withdrawal of earnings, which are taxed as income. If you are younger than age 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on the earnings in addition to ordinary taxation. A portion of the payments you receive during the income phase is considered a return of your original investment and therefore will not be taxable as income. Generally, all amounts withdrawn from an Individual Retirement Annuity (IRA) contracts prior to age 59 1/2 are taxable and subject to the 10% penalty.

SECTION 9

OTHER INFORMATION

This contract is issued by Pruco Life, a subsidiary of the Prudential Insurance Company of America, and sold by registered representatives.

SUMMARY OF CONTRACT EXPENSES

THE PURPOSE OF THIS SUMMARY IS TO HELP YOU TO UNDERSTAND THE CURRENT COSTS YOU WILL PAY FOR STRATEGIC PARTNERS. THIS SUMMARY INCLUDES THE 1999 EXPENSES OF THE MUTUAL FUNDS USED BY THE VARIABLE INVESTMENT OPTIONS (OR FOR THOSE FUNDS THAT DID NOT BEGIN OPERATING UNTIL AFTER 1999, ESTIMATED EXPENSES) BUT DOES NOT INCLUDE ANY CHARGE FOR PREMIUM TAXES THAT MIGHT BE APPLICABLE IN YOUR STATE.

The chart below summarizes current charges. For more detailed information, including information about maximum charges, see "What Are The Expenses Associated With The Strategic Partners Variable Annuity?" on page __. For more detailed expense information about the mutual funds, please refer to the individual fund prospectuses, which you will find at the back of this prospectus.



        TRANSACTION EXPENSES
        --------------------
                                                                                 Contract     Contract
                                                                                    With       Without
                                                                                   Credit      Credit
        Withdrawal Charge (See Note 1 below)                                       ------      ------
        -----------------------------------
                 Number of contract anniversaries since purchase payment
                 -------------------------------------------------------

                    0                                                                7%          7%
                    1                                                                7%          6%
                    2                                                                7%          5%
                    3                                                                6%          4%
                    4                                                                5%          3%
                    5                                                                4%          2%
                    6                                                                3%          1%
                    7                                                                2%          0%
                    8                                                                1%          0%
                    9                                                                0%          0%
                                                                                     --          --

                                                                                     All Contracts
                                                                                     -------------
        Transfer Fee (see Note 2 below)
        ------------------------------
                    first 12 transfers per contract year                                 $0
                    each transfer after the first 12 in a contract year                 $25

        Annual Contract Fee And Contract Charge Upon Full Withdrawal
        ------------------------------------------------------------
                  For Contract Value of at Least $50,000                                 $0
                  For Contract Values Less Than $50,000 (see Note 3 below)              $30

        Annual Guaranteed Minimum Income Benefit Charge
        -----------------------------------------------

                  And Charge Upon Certain Withdrawals (see Note 4 below)
                  ------------------------------------


        ANNUAL ACCOUNT EXPENSES
        -----------------------
             AS A PERCENTAGE OF THE AVERAGE ACCOUNT VALUE
             Base Death Benefit Insurance Charge:                                        1.40%
             Guaranteed Minimum Death Benefit Option - Roll-Up or Step-Up
             Insurance Charge:                                                           1.60%
             Guaranteed Minimum Death Benefit Option - Greater of Roll-Up and
             Step-Up Insurance Charge:                                                   1.70%


NOTE 1: Each contract year, you may withdraw up to 10% of your net purchase payments without paying a withdrawal charge. We will waive the withdrawal fee if we pay a death benefit or certain other circumstances. See "Withdrawal Charge" on page __.

NOTE 2: We will not charge you for transfers made in connection with Dollar Cost Averaging and Auto-Rebalancing and do not count them toward the limit of 12 free transfers per year.

NOTE 3: We assess this fee annually and at the time of a full withdrawal, if the value of your contract is less than $50,000. If the value of your contract is less than $1500, then we will assess a lower fee, equal to 2% of your contract value.

NOTE 4: This charge is equal to 0.25% of the "roll-up value." Subject to certain age restriction, the roll-up value is the total of all invested purchase payments compounded daily at an effective annual rate of 5.0%, subject to a 200% cap. Both the roll-up value and the cap are reduced proportionally by withdrawals. We assess this fee annually and, if the remaining contract value is less than the applicable fee, pro-rata at the time of a full or partial withdrawal.

NOTES FOR ANNUAL MUTUAL FUND EXPENSES (APPEARING ON PAGE __)

These are the historical fund expenses for the year ended December 31, 1999, except as indicated. Fund expenses are not fixed or guaranteed by the Strategic Partners contract and will vary from year to year.

(1) THE PRUDENTIAL SERIES FUND: Because this is the first year of operation for all "SP" Portfolios, Other Expenses are estimated based on management's projection of non-management fee expenses. Each "SP" portfolio has expense reimbursements in effect. These expense reimbursements are voluntary and may be terminated at any time.

(2) JANUS ASPEN SERIES GROWTH PORTFOLIO-SERVICE SHARES: Expenses are based on the estimated expenses that the new Service Shares Class of the Growth Portfolio expects to incur in its first fiscal year. Janus Aspen Series maintains a distribution plan, or "12b-1 Plan," for this class of shares under which an annual fee of 0.25% of the class's average daily net assets is paid to the class's distributor. This fee is included in "other expenses" and is discussed in the Janus Aspen Series prospectus.

ANNUAL MUTUAL FUND EXPENSES (AFTER REIMBURSEMENT, IF ANY):
----------------------------------------------------------
AS A PERCENTAGE OF EACH FUND'S AVERAGE DAILY NET
------------------------------------------------
ASSETS
------



                                                                                                         TOTAL ACTUAL
                                                              INVESTMENT                   TOTAL         EXPENSES AFTER
                                                              MANAGEMENT      OTHER        CONTRACTUAL   EXPENSE
                                                              FEES            EXPENSES     EXPENSES      REIMBURSEMENT*
THE PRUDENTIAL SERIES FUND(1)
---------------------------------------------------------------------------------------------------------------------------
         Prudential Global Portfolio                          0.75%           0.09%        0.84%         0.84%
         Prudential Jennison Portfolio                        0.60%           0.03%        0.63%         0.63%
         Prudential Money Market Portfolio                    0.40%           0.02%        0.42%         0.42%
         Prudential Stock Index Portfolio                     0.35%           0.04%        0.39%         0.39%
         SP Aggressive Growth Asset Allocation Portfolio      0.89%           0.63%        1.52%         1.08%
         SP AIM Aggressive Growth Portfolio                   0.95%           0.50%        1.45%         1.07%
         SP AIM Growth and Income Portfolio                   0.85%           0.38%        1.23%         1.00%
         SP Alliance Large Cap Growth Portfolio               0.90%           0.30%        1.20%         1.10%
         SP Alliance Technology Portfolio                     1.15%           0.47%        1.62%         1.30%
         SP Balanced Asset Allocation Portfolio               0.78%           0.50%        1.28%         0.94%
         SP Conservative Asset Allocation Portfolio           0.72%           0.59%        1.32%         0.88%
         SP Davis Value Portfolio                             0.75%           0.31%        1.06%         0.83%
         SP Deutsche International Equity Portfolio           0.90%           0.77%        1.67%         1.10%
         SP Growth Asset Allocation Portfolio                 0.82%           0.51%        1.33%         0.99%
         SP INVESCO Small Company Growth Portfolio            0.95%           0.59%        1.54%         1.15%
         SP Jennison International Growth Portfolio           0.95%           0.99%        1.94%         1.34%
         SP Large Cap Value Portfolio                         0.80%           0.34%        1.14%         0.90%
         SP MFS Capital Opportunities Portfolio               0.75%           0.39%        1.14%         1.00%
         SP MFS Mid Cap Growth Portfolio                      0.80%           0.52%        1.32%         1.00%
         SP PIMCO High Yield                                  0.60%           0.77%        1.37%         0.82%
         SP PIMCO Total Return Portfolio                      0.60%           0.57%        1.17%         0.76%
         SP Prudential U.S. Emerging Growth Portfolio         0.85%           0.52%        1.37%         1.05%
         SP Small/Mid Cap Value Portfolio                     0.90%           0.68%        1.58%         1.05%
         SP Strategic Partners Focused Growth Portfolio       0.90%           0.42%        1.32%         1.01%

JANUS ASPEN SERIES(2)
----------------------------------------------------
         Growth Portfolio - Service Shares                    0.65%           0.27%        0.92%         0.92%

* Reflects fee waivers and reimbursement of expenses, if any. See notes on page
__.

The "Expense Examples" on the following pages are calculated using the figures in the "Total Actual Expenses After Expense Reimbursement" column in the above table.

EXPENSE EXAMPLES

THESE EXAMPLES WILL HELP YOU COMPARE THE FEES AND EXPENSES OF THE DIFFERENT VARIABLE INVESTMENT OPTIONS OFFERED BY STRATEGIC PARTNERS. YOU CAN ALSO USE THE EXAMPLES TO COMPARE THE COST OF STRATEGIC PARTNERS WITH OTHER VARIABLE ANNUITY CONTRACTS.

Example 1a: Base Death Benefit and You Withdraw All Your Assets

This example assumes that you:

-    Invest $10,000 in Strategic Partners;

- Do not choose a Guaranteed Minimum Death Benefit Option or Guaranteed Minimum Income Benefit Option;

-    Allocate all of your assets to only one of the variable investment options;

-    That investment has a 5% return each year;

-    The mutual fund's operating expenses remain the same each year; and

-    You withdraw all your assets at the end of the indicated period.

Example 1b: Base Death Benefit and You Do Not Withdraw Your Assets

This example makes exactly the same assumptions as Example 1a except that it assumes that you do not withdraw any of your assets at the end of the indicated period.

Example 2a: Greater of Roll-up or Step-up Guaranteed Minimum Death Benefit Option And Guaranteed Minimum Income Benefit and You Withdraw All Your Assets

This example assumes that you:

-    Invest $10,000 in Strategic Partners;

- Choose Guaranteed Minimum Death Benefit Option that provides the greater of the step-up or roll-up death benefit;

-    Choose the Guaranteed Minimum Income Benefit Option;

-    Allocate all of your assets to only one of the variable investment options;

-    That investment has a 5% return each year;

-    The mutual fund's operating expenses remain the same each year; and

-    You withdraw all your assets at the end of the indicated period.

Example 2b: Greater of Roll-up or Step-up Guaranteed Minimum Death Benefit Option and Guaranteed Minimum Income Benefit and You Do Not Withdraw Your Assets

This example makes exactly the same assumptions as Example 2a except that it assumes that you do not withdraw any of your assets at the end of the indicated period.


Your actual costs may be higher or lower, but examples of what your costs would be based on these assumptions appear on the following page.

NOTES FOR EXPENSE EXAMPLES:

THESE EXAMPLES DO NOT SHOW PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE HIGHER OR LOWER.

If your contract value is less than $50,000 on your contract anniversary (or upon a full withdrawal), we deduct $30 or, if your contract value is less than $1500, a lower amount equal to 2% of your contract value. The examples use an average annual contract fee, which we calculated based on our estimate of the total contract fees we expect to collect in the initial year of this contract. Based on these estimates, the annual contract fee is included as an annual charge of 0.05% of contract value. Your actual fees will vary based on the amount of your contract and your specific allocation among the investment options.

The examples do not reflect premium taxes. We may apply a charge for premium taxes depending on what state you live in.

---------------------------------------------------------------------
EXPENSE EXAMPLE WITH THE BASE DEATH BENEFIT; NO GUARANTEED MINIMUM
INCOME BENEFIT
EXAMPLE 1a:
IF YOU WITHDRAW YOUR ASSETS

                                                         1 YR         3 YRS           5 YRS         10 YRS
THE PRUDENTIAL SERIES FUND
----------------------------------------------------------------------------------------------------------
       Prudential Global Portfolio                       $ 871       $ 1234          $ 1524         $ 2731
       Prudential Jennison Portfolio                     $ 849       $ 1168          $ 1413         $ 2507
       Prudential Money Market Portfolio                 $ 828       $ 1101          $ 1301         $ 2278
       Prudential Stock Index Portfolio                  $ 824       $ 1092          $ 1285         $ 2245
       SP Aggressive Growth Asset Allocation
       Portfolio                                         $ 896       $ 1309          $ 1649         $ 2980
       SP AIM Aggressive Growth Portfolio                $ 895       $ 1306          $ 1644         $ 2970
       SP AIM Growth and Income Portfolio                $ 888       $ 1284          $ 1608         $ 2898
       SP Alliance Large Cap Growth Portfolio            $ 898       $ 1315          $ 1660         $ 3001
       SP Alliance Technology Portfolio                  $ 919       $ 1377          $ 1763         $ 3203
       SP Balanced Asset Allocation Portfolio            $ 882       $ 1265          $ 1576         $ 2835
       SP Conservative Asset Allocation Portfolio        $ 882       $ 1266          $ 1578         $ 2844
       SP Davis Value Portfolio                          $ 870       $ 1231          $ 1519         $ 2720
       SP Deutsche International Equity Portfolio        $ 898       $ 1315          $ 1660         $ 3001
       SP Growth Asset Allocation Portfolio              $ 887       $ 1281          $ 1603         $ 2887
       SP INVESCO Small Company Growth Portfolio         $ 904       $ 1331          $ 1685         $ 3052
       SP Jennison International Growth Portfolio        $ 923       $ 1390          $ 1783         $ 3243
       SP Large Cap Value Portfolio                      $ 878       $ 1253          $ 1556         $ 2794
       SP MFS Capital Opportunities Portfolio            $ 888       $ 1284          $ 1608         $ 2898
       SP MFS Mid Cap Growth Portfolio                   $ 888       $ 1284          $ 1608         $ 2898
       SP PIMCO High Yield                               $ 869       $ 1228          $ 1514         $ 2709
       SP PIMCO Total Return Portfolio                   $ 863       $ 1209          $ 1482         $ 2646
       SP Prudential U.S. Emerging Growth Portfolio      $ 893       $ 1300          $ 1634         $ 2949
       SP Small/Mid Cap Value Portfolio                  $ 893       $ 1300          $ 1634         $ 2949
       SP Strategic Partners Focused Growth Portfolio    $ 889       $ 1287          $ 1613         $ 2908

JANUS ASPEN SERIES
       Growth Portfolio - Service Shares                 $ 880       $ 1259          $ 1566         $ 2814

EXAMPLE 1b:
IF YOU DO NOT WITHDRAW YOUR ASSETS
                                                         1 YR        3 YRS           5 YRS          10 YRS
THE PRUDENTIAL SERIES FUND
----------------------------------------------------------------------------------------------------------
       Prudential Global Portfolio                       $ 241       $  744          $ 1274         $ 2731
       Prudential Jennison Portfolio                     $ 219       $  678          $ 1163         $ 2507
       Prudential Money Market Portfolio                 $ 198       $  611          $ 1051         $ 2278
       Prudential Stock Index Portfolio                  $ 194       $  602          $ 1035         $ 2245
       SP Aggressive Growth Asset Allocation Portfolio   $ 266       $  819          $ 1399         $ 2980
       SP AIM Aggressive Growth Portfolio                $ 265       $  816          $ 1394         $ 2970
       SP AIM Growth and Income Portfolio                $ 258       $  794          $ 1358         $ 2898
       SP Alliance Large Cap Growth Portfolio            $ 268       $  825          $ 1410         $ 3001
       SP Alliance Technology Portfolio                  $ 289       $  887          $ 1513         $ 3203
       SP Balanced Asset Allocation Portfolio            $ 252       $  775          $ 1326         $ 2835
       SP Conservative Asset Allocation Portfolio        $ 252       $  776          $ 1328         $ 2844
       SP Davis Value Portfolio                          $ 240       $  741          $ 1269         $ 2720
       SP Deutsche International Equity Portfolio        $ 268       $  825          $ 1410         $ 3001
       SP Growth Asset Allocation Portfolio              $ 257       $  791          $ 1353         $ 2887
       SP INVESCO Small Company Growth Portfolio         $ 274       $  841          $ 1435         $ 3052
       SP Jennison International Growth Portfolio        $ 293       $  900          $ 1533         $ 3243
       SP Large Cap Value Portfolio                      $ 248       $  763          $ 1306         $ 2794
       SP MFS Capital Opportunities Portfolio            $ 258       $  794          $ 1358         $ 2898
       SP MFS Mid Cap Growth Portfolio                   $ 258       $  794          $ 1358         $ 2898
       SP PIMCO High Yield                               $ 239       $  738          $ 1264         $ 2709
       SP PIMCO Total Return Portfolio                   $ 233       $  719          $ 1232         $ 2646
       SP Prudential U.S. Emerging Growth Portfolio      $ 263       $  810          $ 1384         $ 2949
       SP Small/Mid Cap Value Portfolio                  $ 263       $  810          $ 1384         $ 2949
       SP Strategic Partners Focused Growth Portfolio    $ 259       $  797          $ 1363         $ 2908

JANUS ASPEN SERIES
----------------------------------------------------------------------------------------------------------
       Growth Portfolio - Service Shares                  $ 250      $  769          $ 1316         $ 2814



These examples do not show past or future expenses. Actual expenses may be higher or lower.

---------------------------------------------------------------------
GREATER OF ROLL-UP OR STEP-UP GUARANTEED MINIMUM DEATH BENEFIT OPTION AND
GUARANTEED MINIMUM INCOME BENEFIT
EXAMPLE 2a: IF YOU WITHDRAW YOUR ASSETS

                                                             1 YR       3 YRS          5 YRS       10 YRS
THE PRUDENTIAL SERIES FUND
----------------------------------------------------------------------------------------------------------
       Prudential Global Portfolio                           $ 929      $ 1405         $ 1809       $ 3293
       Prudential Jennison Portfolio                         $ 907      $ 1340         $ 1701       $ 3082
       Prudential Money Market Portfolio                     $ 885      $ 1275         $ 1592       $ 2867
       Prudential Stock Index Portfolio                      $ 882      $ 1265         $ 1576       $ 2835
       SP Aggressive Growth Asset Allocation
       Portfolio                                             $ 953      $ 1479         $ 1930       $ 3528
       SP AIM Aggressive Growth Portfolio                    $ 952      $ 1476         $ 1925       $ 3518
       SP AIM Growth and Income Portfolio                    $ 945      $ 1454         $ 1890       $ 3450
       SP Alliance Large Cap Growth Portfolio                $ 955      $ 1485         $ 1940       $ 3547
       SP Alliance Technology Portfolio                      $ 976      $ 1546         $ 2040       $ 3738
       SP Balanced Asset Allocation Portfolio                $ 939      $ 1436         $ 1860       $ 3392
       SP Conservative Asset Allocation Portfolio            $ 939      $ 1437         $ 1862       $ 3402
       SP Davis Value Portfolio                              $ 928      $ 1402         $ 1804       $ 3283
       SP Deutsche International Equity Portfolio            $ 955      $ 1485         $ 1940       $ 3547
       SP Growth Asset Allocation Portfolio                  $ 944      $ 1451         $ 1885       $ 3441
       SP INVESCO Small Company Growth Portfolio             $ 961      $ 1500         $ 1965       $ 3596
       SP Jennison International Growth Portfolio            $ 980      $ 1558         $ 2060       $ 3776
       SP Large Cap Value Portfolio                          $ 935      $ 1424         $ 1839       $ 3352
       SP MFS Capital Opportunities Portfolio                $ 945      $ 1454         $ 1890       $ 3450
       SP MFS Mid Cap Growth Portfolio                       $ 945      $ 1454         $ 1890       $ 3450
       SP PIMCO High Yield                                   $ 926      $ 1399         $ 1798       $ 3273
       SP PIMCO Total Return Portfolio                       $ 920      $ 1380         $ 1768       $ 3213
       SP Prudential U.S. Emerging Growth Portfolio          $ 950      $ 1470         $ 1915       $ 3499
       SP Small/Mid Cap Value Portfolio                      $ 950      $ 1470         $ 1915       $ 3499
       SP Strategic Partners Focused Growth Portfolio        $ 946      $ 1457         $ 1895       $ 3460

JANUS ASPEN SERIES
       Growth Portfolio - Service Shares                     $ 937      $ 1430         $ 1849       $ 3372

EXAMPLE 2b:
IF YOU DO NOT WITHDRAW YOUR ASSETS
                                                             1 YR        3 YRS         5 YRS       10 YRS
THE PRUDENTIAL SERIES FUND
----------------------------------------------------------------------------------------------------------
       Prudential Global Portfolio                           $ 299      $   915        $ 1559       $ 3293
       Prudential Jennison Portfolio                         $ 277      $   850        $ 1451       $ 3082
       Prudential Money Market Portfolio                     $ 255      $   785        $ 1342       $ 2867
       Prudential Stock Index Portfolio                      $ 252      $   775        $ 1326       $ 2835
       SP Aggressive Growth Asset Allocation Portfolio       $ 323      $   989        $ 1680       $ 3528
       SP AIM Aggressive Growth Portfolio                    $ 322      $   986        $ 1675       $ 3518
       SP AIM Growth and Income Portfolio                    $ 315      $   964        $ 1640       $ 3450
       SP Alliance Large Cap Growth Portfolio                $ 325      $   995        $ 1690       $ 3547
       SP Alliance Technology Portfolio                      $ 346      $  1056        $ 1790       $ 3738
       SP Balanced Asset Allocation Portfolio                $ 309      $   946        $ 1610       $ 3392
       SP Conservative Asset Allocation Portfolio            $ 309      $   947        $ 1612       $ 3402
       SP Davis Value Portfolio                              $ 298      $   912        $ 1554       $ 3283
       SP Deutsche International Equity Portfolio            $ 325      $   995        $ 1690       $ 3547
       SP Growth Asset Allocation Portfolio                  $ 314      $   961        $ 1635       $ 3441
       SP INVESCO Small Company Growth Portfolio             $ 331      $  1010        $ 1715       $ 3596
       SP Jennison International Growth Portfolio            $ 350      $  1068        $ 1810       $ 3776
       SP Large Cap Value Portfolio                          $ 305      $   934        $ 1589       $ 3352
       SP MFS Capital Opportunities Portfolio                $ 315      $   964        $ 1640       $ 3450
       SP MFS Mid Cap Growth Portfolio                       $ 315      $   964        $ 1640       $ 3450
       SP PIMCO High Yield                                   $ 296      $   909        $ 1548       $ 3273
       SP PIMCO Total Return Portfolio                       $ 290      $   890        $ 1518       $ 3213
       SP Prudential U.S. Emerging Growth Portfolio          $ 320      $   980        $ 1665       $ 3499
       SP Small/Mid Cap Value Portfolio                      $ 320      $   980        $ 1665       $ 3499
       SP Strategic Partners Focused Growth Portfolio        $ 316      $   967        $ 1645       $ 3460

JANUS ASPEN SERIES
----------------------------------------------------------------------------------------------------------
       Growth Portfolio - Service Shares                     $ 307      $   940        $ 1599       $ 3372



These examples do not show past or future expenses. Actual expenses may be higher or lower.

PART II SECTIONS 1-9

STRATEGIC PARTNERS PROSPECTUS

[PHOTO]

1:

WHAT IS THE STRATEGIC PARTNERS
VARIABLE ANNUITY?

The Strategic Partners Variable Annuity is a contract between you, the owner, and us, Pruco Life Insurance Company (Pruco Life, we or us).

Under our contract, in exchange for your payment to us, we promise to pay you a guaranteed income stream that can begin any time on or after the third contract anniversary. Your annuity is in the accumulation phase until you decide to begin receiving annuity payments. The date you begin receiving annuity payments is the annuity date. On the annuity date, your contract switches to the income phase.

This annuity contract benefits from tax deferral. Tax deferral means that you are not taxed on earnings or appreciation on the assets in your contract until you withdraw money from your contract. (If you hold the annuity contract in a tax-favored plan such as an IRA, that plan generally provides tax deferral even without investing in an annuity contact.)

Strategic Partners is a variable annuity contract. This means that during the accumulation phase, you can allocate your assets among 25 variable investment options and, if you choose the Contract Without Credit, two guaranteed fixed interest rate options as well. If you select variable investment options, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the investment performance of the mutual funds associated with those variable investment options. Because the mutual funds' portfolios fluctuate in value depending upon market conditions, your contract value can either increase or decrease. This is important, since the amount of the annuity payments you receive during the income phase depends upon the value of your contract at the time you begin receiving payments.

As mentioned above, if you choose the Contract Without Credit, two guaranteed fixed interest rate options are available:

- The one-year fixed rate option offers an interest rate that is guaranteed by us for one year and will always be at least 3% per year.

- The dollar cost averaging fixed rate option offers an interest rate that is guaranteed by us for a selected period during which periodic transfers are made to selected variable investment options.

As the owner of the contract, you have all of the decision-making rights under the contract. You will also be the annuitant unless you designate someone else. The annuitant is the person whose life is used to determine how much and how long the annuity payments will continue once the annuity phase begins. On and after the annuity date, the annuitant is the owner and may not be changed.

The beneficiary is the person(s) or entity you designate to receive any death benefit. You may change the beneficiary any time prior to the annuity date by making a written request to us. Your request becomes effective when we approve it. The beneficiary becomes the owner when a death benefit is payable.

SHORT TERM CANCELLATION RIGHT OR "FREE LOOK"

If you change your mind about owning Strategic Partners, you may cancel your contract within 10 days after receiving it (or whatever period is required by applicable state law). You can request a refund by returning the contract either to the representative who sold it to you, or to the Prudential Annuity Service Center at the address shown on the first page of this prospectus. You will receive, depending on applicable state law:

-    Your full purchase payment; or

- The amount your contract is worth as of the day we receive your request. This amount may be more or less than your original payment. If you have purchased the Contract With Credit, we will deduct any credit we had added to your contract value.

2:

WHAT INVESTMENT OPTIONS
CAN I CHOOSE?

THE CONTRACT GIVES YOU THE CHOICE OF ALLOCATING YOUR PURCHASE PAYMENTS TO ANY ONE OR MORE OF 25 VARIABLE INVESTMENT OPTIONS.

The 25 variable investment options invest in mutual funds managed by leading investment advisers. Separate prospectuses for these funds are attached to this prospectus. You should read a mutual fund's prospectus before you decide to allocate your assets to the variable investment option using that fund.

VARIABLE INVESTMENT OPTIONS

Listed below are the mutual funds in which the variable investment options invest. Each variable investment option has a different investment objective.

The Prudential Series Fund
-    Prudential Global Portfolio
-    Prudential Jennison Portfolio (domestic equity)
-    Prudential Money Market Portfolio
-    Prudential Stock Index Portfolio
-    SP Aggressive Growth Asset Allocation Portfolio
-    SP AIM Aggressive Growth Portfolio
-    SP AIM Growth and Income Portfolio
-    SP Alliance Large Cap Growth Portfolio
-    SP Alliance Technology Portfolio
-    SP Balanced Asset Allocation Portfolio
-    SP Conservative Asset Allocation Portfolio
-    SP Davis Value Portfolio
-    SP Deutsche International Equity Portfolio
-    SP Growth Asset Allocation Portfolio
-    SP INVESCO Small Company Growth Portfolio
-    SP Jennison International Growth Portfolio
-    SP Large Cap Value Portfolio
-    SP MFS Capital Opportunities Portfolio
-    SP MFS Mid Cap Growth Portfolio
-    SP PIMCO High Yield Portfolio
-    SP PIMCO Total Return Portfolio
-    SP Prudential U.S. Emerging Growth Portfolio
-    SP Small/Mid Cap Value Portfolio
-    SP Strategic Partners Focused Growth Portfolio

The Prudential Series Fund, Inc. is managed by Prudential through another company it owns called the Prudential Investment Corporation. The Prudential Investment Corporation manages some of the of the portfolios of The Prudential Series Fund directly, and for the portfolios listed below, it oversees the indicated subadviser, which has day-to-day responsibility for managing the portfolio:

- Prudential Jennison Portfolio, SP Jennison International Growth Portfolio, and SP Prudential U.S. Focused Growth Portfolio: Jennison Associates LLC
- SP Strategic Partners Focused Growth Portfolio: Jennison Associates LLC. and Alliance Capital Management L.P.
-    SP AIM Aggressive Growth Portfolio and SP AIM Growth and Income Portfolio:
     AIM Advisors, Inc.
-    SP Alliance Large Cap Growth Portfolio and SP Alliance Technology
     Portfolio:  Alliance Capital Management L.P.
-    SP Davis Value Portfolio:  Davis Select Advisers, LP
- SP Deutsche International Equity Portfolio: Bankers Trust Company, part of Deutsche Asset Management and a wholly-owned subsidiary of Deutsche International Bank A.G.
-    SP INVESCO Small Company Growth Portfolio:  INVESCO

-    SP Large Cap Value Portfolio and SP Small/Mid Cap Value Portfolio:
     Fidelity Management and Research Company
-    SP MFS Capital Opportunities Portfolio and SP MFS Mid Cap Growth
     Portfolio:  Massachusetts Financial Services Company
- SP PIMCO High Yield Portfolio and PIMCO Total Return Portfolio: Pacific Investment Management Company

Janus Aspen Series
-    Growth Portfolio - Service Shares

Janus Capital Corporation serves as investment adviser to the Growth Portfolio
- Service Shares of Janus Aspen Series.


FIXED INTEREST RATE OPTIONS

If you choose the Contract Without Credit, we offer two fixed interest rate options:

-    a one-year fixed rate option, and

-    a dollar cost averaging fixed rate option ("DCA Fixed Rate Option").

We set a one year guaranteed annual interest rate that is always available for the one-year fixed rate option. For the DCA Fixed Rate Option, the interest rate is guaranteed for the applicable period of time for which transfers are made. Neither fixed interest rate option is available if you choose the Contract With Credit.

When you select one of these options, your payment will earn interest at the established rate for the applicable interest rate period. A new interest rate period is established every time you allocate or transfer money into a fixed interest rate option. (You may not transfer amounts from other investment options into the DCA Fixed Rate Option.) You may have money allocated in more than one interest rate period at the same time. This could result in your money earning interest at different rates and each interest rate period maturing at a different time. While these interest rates may change from time to time, the minimum rate will never be less than 3%.

DCA Fixed Rate Option. With the Contract Without Credit, you may allocate all or part of any purchase payment to the DCA Fixed Rate Option. Under this option, you automatically transfer amounts over a stated period (currently, six or twelve months) from the DCA Fixed Rate Option to the variable investment options you select. We will invest the assets you allocate to the DCA Fixed Rate Option in our general account until they are transferred. You may not transfer from other investment options to the DCA Fixed Rate Option.

If you choose the DCA Fixed Rate Option, you must allocate a minimum of $5,000 to it. The first periodic transfer will occur on the date you allocate your purchase payment to the DCA Fixed Rate Option. Subsequent transfers will occur on the monthly anniversary of the first transfer. Currently, you may choose to have the purchase payment allocated to the DCA Fixed Rate Option transfer to the selected variable investment options in either six or twelve monthly installments, and you may not change that number of monthly installments after you have chosen the DCA Fixed Rate Option. (In the future, we may make available other numbers of transfers and other transfer schedules - for example, quarterly as well as monthly.) If you choose a six-payment transfer schedule, each transfer generally will equal 1/6th of the amount you allocated to the DCA Fixed Rate Option, and if you choose a twelve-payment transfer schedule, each transfer generally will equal 1/12th of the amount you allocated to the DCA Fixed Rate Option. In either case, the final transfer amount generally will also include the credited interest. You may change at any time the variable investment options into which the DCA Fixed Rate Option assets are transferred. Transfers from the DCA Fixed Rate Option do not count toward the maximum number of free transfers allowed under the contract.

If you make a withdrawal or have a fee assessed from your contract, and all or part of that withdrawal or fee comes out of the DCA Fixed Rate Option, we will recalculate the periodic transfer amount to reflect the change. This recalculation may include some or all of the interest credited to the date of the next scheduled transfer. If a withdrawal or fee assessment reduces the monthly transfer amount below $100, we will transfer the remaining balance in the DCA Fixed Rate Option on the next scheduled transfer date.

By investing amounts on a regular basis instead of investing the total amount at one time, the DCA Fixed Rate Option may decrease the effect of market fluctuation on the investment of your purchase payment. Of course, dollar cost averaging cannot ensure a profit or protect against loss in a declining market.

TRANSFERS AMONG OPTIONS

You can transfer money among the variable investment options and, if you have chosen the Contract Without Credit, the fixed interest rate options as well. You may make your transfer request by telephone or in writing to the Prudential Annuity Service Center. You may make up to two telephone transfer requests per month. You must make any additional transfer requests during that month in writing with an original signature. We have procedures in place to confirm that instructions received by telephone are genuine. We will not be liable for following telephone instructions that we reasonably believe to be genuine. Your transfer request will take effect at the end of the business day on which we receive it. Our business day generally closes at 4:00 p.m. Eastern time, and requests received after that time will take effect at the end of the next business day.

During the contract accumulation phase, you can make up to12 transfers each contract year without charge. We will charge you up to $30 for each transfer after the twelfth in a contract year. Currently that charge is $25 for each additional transfer. (Dollar Cost Averaging and Auto-Rebalancing transfers are always free, and do not count toward the 12 free transfers per year.)

DOLLAR COST AVERAGING

The dollar cost averaging (DCA) feature (which is distinct from the DCA Fixed Rate Option) allows you to systematically transfer either a fixed dollar amount or a percentage out of the Money Market Portfolio and into one or more variable investment options. You can have these automatic transfers made from the Money Market Portfolio monthly, quarterly, semiannually or annually. By investing amounts on a regular basis instead of investing the total amount at one time, dollar cost averaging may decrease the effect of market fluctuation on the investment of your purchase payment. Of course, dollar cost averaging cannot ensure a profit or protect against loss in a declining market.

Each dollar cost averaging transfer must be at least $100. Transfers will be made automatically on the schedule you choose until the entire amount you chose to have transferred has been transferred or until you tell us to discontinue the transfers. If the remaining amount to be transferred drops below $100, the entire remaining balance will be transferred on the next transfer date. You can allocate additional amounts to be transferred at any time.

Your transfers will occur on the last calendar day of each transfer period you have selected, provided that the New York Stock Exchange is open on that date. If the New York Stock Exchange is not open on a particular transfer date, the transfer will take effect on the next business day.

Any dollar cost averaging transfers you make do not count toward the 12 free transfers you are allowed each contract year. The dollar cost averaging feature is available only during the contract accumulation phase.

ASSET ALLOCATION PROGRAM

We recognize the value of having advice when deciding how to allocate your purchase payments among the investment options. If you choose to participate in the Asset Allocation Program, your representative will give you a questionnaire to complete that will help determine a program that is appropriate for you. We will prepare your asset allocation based on your answers to the questionnaire. We will not charge you for this service and you are not obligated to participate or to invest according to program recommendations.

AUTO-REBALANCING

Once you have allocated your money among the variable investment options, the actual performance of the investment options may cause your allocation to shift. For example, an investment option that initially holds only a small percentage of your assets could perform much better than another investment option. Over time, this option could increase to a larger percentage of your assets than you desire. You can direct us to automatically rebalance your assets to return to your original allocation or to change allocations by selecting the Auto-Rebalancing feature. If you also participate in the DCA feature, then the Money Market Portfolio will not be rebalanced.

You may choose to have your rebalancing occur monthly, quarterly, semiannually, or annually. The rebalancing will occur on the last calendar day of the period you have chosen, provided that the New York Stock Exchange is open on that date. If the New York Stock

Exchange is not open on that date, the rebalancing will take effect on the next business day.

Any transfers that occur as a result of the Auto-Rebalancing feature do not count toward the 12 free transfers you are allowed per year. The auto-rebalancing feature is available only during the contract accumulation phase.

VOTING RIGHTS

We are the legal owner of the shares in the mutual funds available as variable investment options. However, we currently vote the shares of the mutual funds according to voting instructions we receive from contract owners. When a vote is required, we will mail you a form that you can complete and return to us to tell us how you wish us to vote. When we receive those instructions, we will vote all of the shares we own on your behalf in accordance with those instructions. We will vote fund shares for which we do not receive instructions, and any other shares that we own, in the same proportion as shares for which we do receive instructions from contract owners. We may change the way your voting instructions are calculated if federal law requires or permits it.

SUBSTITUTION

We may substitute one or more of the mutual funds used by the variable investment options. We would not do this without the approval of the Securities and Exchange Commission and applicable state insurance departments. We would give you specific notice in advance of any substitution we intended to make. We may also stop allowing investments in existing funds.

3:

WHAT KIND OF PAYMENTS WILL I RECEIVE DURING THE INCOME PHASE? (ANNUITIZATION)

The annuitant can begin receiving annuity payments any time after the third contract anniversary (or as required by state law if different). Annuity payments must begin no later than the contract anniversary that coincides with or follows the annuitant's 90th birthday (unless we agree to another date).

The Strategic Partners variable annuity contract offers an optional guaranteed minimum income benefit, which we describe below. Your annuity options vary depending upon whether you choose this benefit.

PAYMENT PROVISIONS WITHOUT THE GUARANTEED MINIMUM INCOME BENEFIT

You may choose among the income plans described below at any time before the annuity date. We call these plans "annuity options" or "settlement options." During the income phase, all of the annuity options under this contract are fixed annuity options. This means that you no longer invest in the variable investment options - that is, in the underlying mutual funds - on or after the annuity date. If you have not selected another annuity option by the annuity date, you will automatically select the Life Income Annuity Option (Option 2, described below) unless prohibited by applicable law. Generally, once the annuity payments begin, you cannot change the annuity option.

- Option 1 - Annuity Payments For A Fixed Period. Under this option, we will make equal payments for a period you choose, up to 25 years. We will make these payments monthly, quarterly, semiannually, or annually, as you choose, for the fixed period. If the annuitant dies during the income phase, we will continue payments to the beneficiary for the remainder of the fixed period or, if the beneficiary so chooses, we will make a single lump-sum payment. We calculate the amount of the lump sum payment as present value of the unpaid future payments based upon the interest rate used to compute the actual payments. That interest rate will always be at least 3% a year.

Option 2 - Life Income Annuity Option. Under this option, we will make annuity payments to the annuitant monthly, quarterly, semiannually, or annually as long as the annuitant is alive. If the annuitant dies before we have made 10 years' worth of payments, we will pay the beneficiary the present value of the remaining annuity payments in one lump sum, unless the annuitant has specifically instructed us to continue to pay the remaining monthly annuity payments. We calculate the present value of the remaining annuity payments using the interest rate used to compute the amount of the original 120 payments. That interest rate will always be at least 3% a year. If you have not selected an annuity option by the annuity date, you will automatically select this option, unless prohibited by applicable law.

- Option 3 - Interest Payment Option. Under this option, you can choose to have us hold all or a portion of your contract value in order to accumulate interest. You can receive interest payments on a monthly, quarterly, semiannual, or annual basis or you can allow the interest to accrue on your contract assets. Under this option, we will pay you interest at an effective rate of at least 3% a year. This option is not available if you hold your contract in an IRA.

- Other Annuity Options. We currently offer a variety of other annuity options. At the time you choose to receive your annuity payments, we may make available to you any of the fixed annuity options then offered.

Depending upon the annuity option you choose, you may incur a withdrawal charge when the income phase begins. Currently, we deduct any applicable withdrawal charge if you choose Option 1 for a period shorter than five years, Option 3, or certain other annuity options that we may make available. We do not deduct a withdrawal charge if you choose Option 1 for a period of five years or longer or Option 2. For information about withdrawal charges, see "What are the expenses associated with the Strategic Partners contract," page __. In addition, if you have purchased the Contract With Credit, we will take back any credits that has not vested when you begin the income phase. See "Credits," on page __.

GUARANTEED MINIMUM INCOME BENEFIT

The guaranteed minimum income benefit, or "GMIB," is an optional feature that, if you choose it, guarantees that once the income period begins, your income payments will be no less than a certain "protected value." Depending on applicable state law, the GMIB is not available under all contracts. In addition, the GMIB is subject to certain age restrictions described below.

- If you want the guaranteed minimum income benefit, you must choose this option when you make your initial purchase payment, and you must also participate in the "guaranteed minimum death benefit," which we describe later in this prospectus. See "What is the death benefit," page __.

- If you do choose the guaranteed minimum income benefit, you must continue to participate in this feature until at least the end of the seventh contract year. If, after the seventh contract year, you decide to stop participating in the GMIB, you may do so but will not be able to reinstate it.

- If you choose the guaranteed minimum income benefit, we will impose an annual charge equal to 0.25% of the "roll-up value" described below. (In some states, we may calculate this fee on a different basis, but it will not be higher than 0.25% of the roll-up value.) See "What are the expenses associated with the Strategic Partners Contract?" on page __.

- To take advantage of the guaranteed minimum income benefit, you must wait a certain amount of time before you begin the income phase. That length of that waiting period depends upon the age of the annuitant (or, if there is a co-annuitant as well, the age of the older of the two) as shown in the following chart:

                                       Contract Anniversary
                  Age at Issue of        When GMIB Becomes
                      Contract              Available
                      --------              ---------
                        0-45                   15
                         46                    14
                         47                    13
                         48                    12
                         49                    11
                       50-80                   10

     Once that period has elapsed, you will have a thirty-day period each year, beginning on the contract anniversary, during which you may begin the income phase with the guaranteed minimum income benefit by submitting the necessary forms in good order to the Annuity Service Center.

Payout Amount. The guaranteed minimum income benefit payout amount is based on the age and sex of the annuitant (and, if there is one, the co-annuitant as well). After we first deduct a charge for any applicable premium taxes, the payout amount will equal the greater of:

- the "protected value" as of the date you exercise the guaranteed minimum income benefit payout option, applied to the guaranteed annuity purchase rates and based on the period certain as described below. Currently, the protected value is equal to the "roll-up value," which is the total of all invested purchase payments compounded daily at an effective annual rate of 5.0%, subject to a cap of 200% of all invested purchase payments. Both the roll-up and the cap are reduced proportionally by withdrawals.

- the adjusted contract value - that is, the contract value minus (i) any charge we impose for premium taxes and (ii), if you have chosen the Contract With Credit, any credit that has not vested - as of the date the exercise of the GMIB payout option applied to the current annuity purchase rates then in use and based on the "period certain," as described below.

The guaranteed annuity purchase rates are attached to your contract.

After the contract anniversary on or after the sole or older owner's 80th birthday, we stop increasing the protected value. This means that we do not increase the roll-up by the effective annual interest rate. But when you make a withdrawal on or after that contract anniversary, we still reduce the roll-up value proportionally by the effect of the withdrawal.

GMIB Annuity Payout Options. We currently offer two guaranteed minimum income benefit annuity payout options. Each involves payment for at least a "period certain," which we define below.

- GMIB Option 1 - Single Life Payout Option. We will make monthly payments for as long as the annuitant lives, with payments for a period certain. We will stop making payments after the later of the death of the annuitant or the end of the period certain.

- GMIB Option 2 - Joint Life Payout Option. In the case of an annuitant and co-annuitant, we will make monthly payments for the joint lifetime of the annuitant and co-annuitant, with payments for a period certain. If the co-annuitant dies first, we will continue to make payments until the later of the death of the annuitant and the end of the period certain. If the annuitant dies first, we will continue to make payments until the later of the death of the co-annuitant and the end of the period certain, but if the period certain ends first, we will reduce the amount of each payment to 50% of the original amount.

The annuitant (or co-annuitant) has no right to withdraw amounts early under either GMIB payout option. We may make other payout frequencies available, such as quarterly, semi-annually or annually.

The "period certain" for the guaranteed minimum income benefit depends upon the annuitant's age on the date you exercise the GMIB payout option:


              Age              Period Certain
              ---              --------------
             80 or less             10 years
              81                     9 years
              82                     8 years
              83                     7 years
              84                     6 years
             85-90                   5 years


Because we do not impose a new waiting period for each subsequent purchase payment, if you choose the GMIB, we reserve the right to limit subsequent purchase payments if we discover that by the timing of your purchase payments and withdrawals, your protected value is increasing in ways we did not intend. In determining whether to limit purchase payments, we will look at purchase payments which are disproportionately larger than your initial purchase payment and other actions that may artificially increase the GMIB protected value.

4:  WHAT IS THE DEATH BENEFIT?

THE DEATH BENEFIT FEATURE PROTECTS THE VALUE OF THE CONTRACT FOR THE
BENEFICIARY.

BENEFICIARY

The beneficiary is the person(s) or entity you name to receive any death benefit. You name the beneficiary at the time the contract is issued, unless you change it at a later date. Unless you name an irrevocable beneficiary, during the accumulation period you can change the beneficiary at any time before the owner (or, there is a joint owner, the last surviving of the owner and joint owner) dies.

CALCULATION OF THE DEATH BENEFIT

If the owner (or the last surviving of the owner and joint owner, if there is a joint owner) dies during the accumulation phase, we will, upon receiving appropriate proof of death, pay a death benefit to the beneficiary designated by the owner. If death is prior to age 80, the beneficiary will receive the greater of the following:

- The current value of your contract (as of the time we receive appropriate proof of death). If you have purchased the Contract With Credit, we will first deduct any credit that has not yet vested.

- Either the base death benefit, which equals the total premium payments you have made less any withdrawals, or, if you have chosen a guaranteed minimum death benefit, the "protected value" of that death benefit.

The protected value of the guaranteed minimum death benefit, which depends upon which option you have chosen, may equal the "step-up value," the "roll-up value," or the greater of the two:

- Step-up Guaranteed Minimum Death Benefit - The step-up value equals the highest value of the contract on any contract anniversary date - that is, on each contract anniversary, the new step-up value becomes the higher of the previous step-up value and the current contract value. Between anniversary dates, the step-up value is only increased by additional purchase payments and reduced proportionally by withdrawals. If an owner who has purchased a Contract With Credit makes any purchase payment later than one year prior to death, the death benefit will be adjusted to recapture any credit corresponding to that purchase payment.

- Roll-up Guaranteed Minimum Death Benefit - The roll-up value equals the total of all invested purchase payments compounded daily at an effective annual rate of 5.0%, subject to a cap of 200% of all invested purchase payments. Both the roll-up and the cap are reduced proportionally by withdrawals.

- Greater of Step-up and Roll-up Guaranteed Minimum Death Benefit - Under this option, the protected value is equal to the greater of the step-up value and the roll-up value.

If you have chosen a guaranteed minimum death benefit option and death occurs on or after age 80, the beneficiary will receive the greater of: 1) the current contract value as of the date that due proof of death is received, and 2) the death benefit as of age 80, reduced proportionally by any withdrawals. For this purpose, an owner is deemed to reach age 80 on the contract anniversary on or following the owner's actual 80th birthday.

Here is an example of a proportional reduction:

If an owner withdrew 50% of a contract valued at $100,000 and if the protected value was $80,000, the new protected value following the withdrawal would be $40,000 or 50% of what it had been prior to the withdrawal.

Special rules apply if the beneficiary is the spouse of the owner, and the contract does not have a joint owner. In that case, upon the death of the owner, the spouse will have the choice of the following:

- The contract can continue, and the spouse will become the new owner of the contract; or

- The spouse can receive the death benefit. If the spouse does wish to receive the death benefit, he or she must make that choice within the first 60 days following our receipt of proof of death. Otherwise, the contract will continue with the spouse as owner.

Special rules also apply if the contract has an owner and a joint owner and they are spouses at the time that one dies. If that occurs, the surviving spouse has the choice of the following:

- The contract can continue, with the surviving spouse as the sole owner of the contract; or

- The surviving spouse can receive the adjusted contract value and the contract will end. If the surviving spouse does wish to receive the adjusted contract value, he or she must make that choice within the first 60 days following our receipt of proof of death. Otherwise, the contract will continue with the surviving spouse as the sole owner.

Finally, special rules apply if the contract has an owner and a joint owner, and they are not spouses at the time that one dies. In that situation, the contract will not continue. Instead, the beneficiary will receive the adjusted contract value.

If ownership of the contract changes as a result of the owner assigning it to someone else, we will reset the value of the death benefit to equal the contract value on the date the change of ownership occurs, and for purposes of computing the future death benefit, we will treat that contract value as a purchase payment occurring on that date.

Depending on applicable state law, some death benefit options may not be available or may be subject to certain restrictions under your contract.

PAYOUT OPTIONS

The beneficiary may, within 60 days of providing proof of death, choose to take the death benefit under one of several death benefit payout options listed below.

The death benefit payout options are:

- Choice 1. Lump sum payment of the death benefit. If the beneficiary does not choose a payout option within sixty days, the beneficiary will receive this payout option.

- Choice 2. The payment of the entire death benefit within 5 years of the date of death of the last to survive of the owner or joint owner.

- Choice 3. Payment of the death benefit under an annuity or annuity settlement option over the lifetime of the beneficiary or over a period not extending beyond the life expectancy of the beneficiary with distribution beginning within one year of the date of death of the last to survive of the owner or joint owner.

If the contract has an owner and joint owner, any portion of the death benefit not applied under Choice 3 within one year of the date of death of the survivor must be distributed within five years of the survivor's date of death.

5:

HOW CAN I PURCHASE  A
STRATEGIC PARTNERS CONTRACT?

PURCHASE PAYMENTS

The initial purchase payment is the amount of money you first pay us to purchase the contract. The minimum initial purchase payment is $10,000. With some restrictions, you can make additional purchase payments of at least $1,000 or more at any time during the accumulation phase. However, no purchase payments may be made on or after the earliest of 80th birthday of (i) the owner, (ii) the joint owner, or (iii) the annuitant.

Currently, the maximum aggregate purchase payments you may make is $20 million. We limit the maximum total purchase payments in any contract year other than the first to $2 million. Depending on applicable state law, lower limits may apply.

ALLOCATION OF PURCHASE PAYMENTS

- When you purchase a contract, we will allocate your invested purchase payment among the variable investment options based on the percentages you choose. The percentage of your allocation to a particular investment option can range in whole percentages from 1% to 100%.

- You may change your allocation of future invested purchase payments at any time. Contact the Annuity Service Center for details.

- If you make an additional purchase payment without allocation instructions, we will allocate the invested purchase payment in the same proportion as your most recent purchase payment, unless you directed us in connection with that purchase payment to make that allocation on a one-time-only basis.

- If you purchase the Contract Without Credit and you allocated all or part of your initial purchase payment to the DCA Fixed Rate Option, we will treat your transfer allocation instructions for the DCA Fixed Rate Option as part of your allocation instructions for subsequent purchase payments until you direct us otherwise.

We will credit the initial purchase payment to your contract within two business days from the day on which we receive your payment at the Prudential Annuity Service Center. If, however, your first payment is made without enough information for us to set up your contract, we may need to contact you to obtain the required information. If we are not able to obtain this information within five business days, we will either return your purchase payment or obtain your consent to continue holding it until we receive the necessary information. We will generally credit each subsequent purchase payment as of the business day we receive it in good order. Our business day generally closes at 4:00 p.m. Eastern time. We will generally credit subsequent purchase payments received in good order after the close of a business day on the following business day.

CREDITS

If you purchase the Contract With Credit, we will add a credit amount to your contract value with each purchase payment you make. The credit is allocated to the variable investment options in the same percentages as the purchase payment.

The credit percentage depends upon the amount of the purchase payment. The credit percentage for your initial purchase payment appears on the contract data pages. The credit percentage on subsequent purchase payments will vary, but we guarantee it to be at least 3%.

Each credit is subject to its own vesting schedule, which is shown below. If you make a withdrawal of all or part of a purchase payment, or you begin the income phase of the contract, we will take back the non-vested portion of the credit attributable to that purchase payment. Withdrawals of purchase payments occur on a first-in first-out basis. This credit recapture is in addition to any withdrawal charges that may apply.

                Number of Contract Anniversaries
              Since Date of Each Purchase Payment             Vested Percentage
              -----------------------------------             ----------------
                             0                                       0%
                             1                                       10%
                             2                                       20%
                             3                                       30%
                             4                                       40%
                             5                                       50%
                             6                                       60%
                             7                                       70%
                             8                                       80%
                             9                                       100%


If you exercise your right to cancel the contract, we will take back the entire credit. If we pay a death benefit under the contract, we will take back the unvested portion of any credit we applied one year prior to the date of death or later.


CALCULATING CONTRACT VALUE

The value of your contract will go up or down depending on the investment performance of the variable investment options you choose. To determine the value of your contract, we use a unit of measure called an accumulation unit. An accumulation unit works like a share of a mutual fund.

Every day we determine the value of an accumulation unit for each of the variable investment options. We do this by:

    1) adding up the total amount of money allocated to a specific investment option;

    2) subtracting from that amount insurance charges and any other applicable charges such as for taxes; and

    3)  dividing this amount by the number of outstanding accumulation units.

When you make a purchase payment, we credit your contract with accumulation units of the subaccount or subaccounts for the investment options you choose. We determine the number of accumulation units credited to your contract by dividing the amount of the purchase payment, plus (if you have purchased the Contract With Credit) any applicable credit, allocated to an investment option by the unit price of the accumulation unit for that investment option. We calculate the unit price for each investment option after the New York Stock Exchange closes each day and then credit your contract. The value of the accumulation units can increase, decrease, or remain the same from day to day.

We cannot guarantee that your contract value will increase or that it will not fall below the amount of your total purchase payments.

6:

WHAT ARE THE EXPENSES ASSOCIATED WITH THE STRATEGIC PARTNERS CONTRACT?

THERE ARE CHARGES AND OTHER EXPENSES ASSOCIATED WITH THE CONTRACT THAT REDUCE THE RETURN ON YOUR INVESTMENT. WE DESCRIBE THESE CHARGES AND EXPENSES BELOW.

INSURANCE CHARGES

Each day, we make a deduction for the insurance charge. The insurance charge covers our expenses for mortality and expense risk, administration, marketing and distribution. The mortality risk portion of the charge is for our assumption of the risk that the annuitant(s) will live longer than expected based on our life expectancy tables. When this happens, we pay a greater number of annuity payments. The expense risk portion of the charge is for our assumption of the risk that the current charges will be insufficient in the future to cover the cost of administering the contract. The administrative expense portion of the charge compensates us for the expenses associated with the administration of the contract. This includes preparing and issuing the contract; establishing and maintaining contract records; preparation of confirmations and annual reports; personnel costs; legal and accounting fees; filing fees; and systems costs.

If the insurance charge is not sufficient to cover our expenses, then we will bear the loss. We do, however, expect to profit from this charge. The insurance risk charge for your contract cannot be increased. We may use any profits from this charge to pay for the costs of distributing the contracts.

We calculate the insurance charge based on the average daily value of all assets allocated to the variable investment options. The amount of the charge depends on the death benefit option that you choose. The charge is 1.40% if you choose the base death benefit, 1.60% if you choose either the roll-up or step-up guaranteed minimum death benefit option, and 1.70% if you choose the guaranteed minimum death benefit option of the greater of the roll-up and step-up.

GUARANTEED MINIMUM INCOME BENEFIT CHARGE

We will impose an additional charge if you choose the guaranteed minimum income benefit. This is an annual charge equal to 0.25% of the roll-up value of your contract, which we deduct from your contract value on each of the following events:

-    each contract anniversary;

-    when you begin the income phase of the contract;

- when you decide no longer to participate in the guaranteed minimum income benefit;

-    upon a full withdrawal; and

- upon a partial withdrawal if the remaining contract value remaining would not be enough to cover the then applicable GMIB charge.

If we impose this fee other than on a contract anniversary, then we will pro-rate it based on the portion of the contract year for which the GMIB was in effect. We withdraw the fee from each investment option in the same proportion that your contract value is allocated to that investment option. Upon a full withdrawal or if the contract value remaining after a partial withdrawal is not enough to cover the applicable GMIB charge, we will deduct the GMIB Charge from the amount we pay you.

In some states, we may calculate the charge for the guaranteed minimum income benefit in a different manner, but that charge will not exceed 0.25% of the roll-up value. Consult your contract for details.

We will not impose the GMIB charge after the income phase begins, after you revoke the GMIB option, or after you choose your

GMIB payout option.

Currently, only the roll-up guaranteed minimum income benefit option is available. In the future, we may also offer a step-up option or the greater of the step-up or roll-up option, for which different charges will apply.

ANNUAL CONTRACT FEE

Currently, we do not deduct an annual contract fee for administrative expenses while your contract value is $50,000 or more. If your contract value is less than $50,000 on a contract anniversary during the accumulation phase or when you make a full withdrawal, we will deduct $30 (or if your contract value is less than $1500, then a lower amount equal to 2% of your contract value) for administrative expenses. (This fee may differ in certain states). We may increase this charge up to a maximum of $60 per year. Also, we may raise the level of the contract value at which we waive this fee. We will deduct this charge proportionately from each of your contract's investment options.

WITHDRAWAL CHARGE

A withdrawal charge may apply if you make a full or partial withdrawal during the withdrawal charge period for a purchase payment. The withdrawal charge may also apply if you begin the income phase during the withdrawal charge period, depending upon the annuity option you choose. The amount and duration of the withdrawal charge depends on whether you choose the Contract With Credit or the Contract Without Credit. The withdrawal charge varies with the number of contract anniversaries that have elapsed since each purchase payment was made, and is a percentage, shown below, of the amount withdrawn.

             Number of Contract Anniversaries Since the         Contract With Credit         Contract Without Credit
                    Date of Each Purchase Payment                 Withdrawal Charge             Withdrawal Charge
                    -----------------------------                 -----------------             -----------------
                                  0                                      7%                             7%
                                  1                                      7%                             6%
                                  2                                      7%                             5%
                                  3                                      6%                             4%
                                  4                                      5%                             3%
                                  5                                      4%                             2%
                                  6                                      3%                             1%
                                  7                                      2%                             0%
                                  8                                      1%                             0%
                                  9                                      0%                             0%

If a withdrawal is effective on the day before a contract anniversary, the withdrawal charge percentage as of the following contract anniversary will apply.

If you request a withdrawal, we will:

- deduct an amount from the contract value that is sufficient to pay the withdrawal charge,

- if you have chosen the Contract With Credit, take back any credit subject to recapture under the vesting schedule, and

-    provide you with the amount requested.

If you request a full withdrawal, we will provide you with the full amount of the contract value after making these deductions.

Each contract year, you may withdraw up to 10% of your net purchase payments without paying a withdrawal charge. For purposes of determining the withdrawal charge, withdrawals of this 10% "charge-free" amount will come first from purchase payments, on a first-in first-out basis. Withdrawals in excess of the charge-free amount will come first from purchase payments, also on a first-in first-out basis, and will be subject to withdrawal charges, if applicable, even if earnings are available on that date. Once you have withdrawn all purchase payments, further withdrawals will come from any remaining earnings. Earnings are not subject to withdrawal charges.

We will waive all withdrawal charges upon receipt of proof that the owner or a joint owner is terminally ill, or has been confined to an eligible nursing home or eligible hospital continuously for at least three months after the contract date. This waiver is not available if the owner has assigned ownership of the contract to someone else. Regardless whether we waive withdrawal charges, we will take back any credits subject to recapture under the vesting schedule.

Withdrawal charges will never be greater than permitted by applicable law.

PREMIUM TAXES

Some states and municipalities charge premium taxes or similar taxes. We are responsible for the payment of these taxes and will make a deduction from the value of the contract to pay them. Some of these taxes are due when the contract is issued, while others are due when annuity payments begin. It is our current practice not to deduct a charge for these taxes until annuity payments begin. In the few states that impose a tax, the current rates range up to 5% of the contract value. If, in the future, we are charged for additional taxes that are based on purchase payments, we will pass that charge on to contract owners.

TRANSFER FEE

You can make 12 free transfers every contract year. We measure a contract year from the date we issue your contract, which is the contract date. If you make more than 12 transfers in a contract year (excluding Dollar Cost Averaging and Auto-Rebalancing), we will deduct a transfer fee of $25 for each additional transfer. In the future we could raise that charge up to $30 per additional transfer, although we have no current plans to do so. We will deduct the transfer fee proportionately from all the investment options involved in the transfer.

COMPANY TAXES

We will pay the taxes on the earnings of the separate account. We do not currently charge you for these taxes. We will periodically review the issue of charging for these taxes and may impose a charge in the future.

7:

HOW CAN I
ACCESS MY MONEY?

YOU CAN ACCESS YOUR MONEY BY:

-    MAKING A WITHDRAWAL (EITHER PARTIAL OR FULL); OR

-    CHOOSING TO RECEIVE ANNUITY PAYMENTS DURING THE INCOME PHASE.

WITHDRAWALS DURING THE ACCUMULATION PHASE

When you make a full withdrawal, you will receive the value of your contract on the day you made the withdrawal, minus any applicable fees and, if you have purchased the Contract With Credit, after we have taken back any credits that have not yet vested. We will calculate the value of your contract and charges, if any, as of the date we receive your request in good order at the Prudential Annuity Service Center.

Unless you tell us otherwise, we will take any partial withdrawal proportionately from all of the variable investment options in which you have invested. For a partial withdrawal, we will deduct any applicable fees and, if you have purchased the Contract With Credit, take back any credit corresponding to the purchase payments you are withdrawing, from the assets in your contract. The minimum amount you may withdraw is $250. If, after a withdrawal, your contract value is less than $2,000, we have the right to end your contract.

We will generally pay the withdrawal amount, less any required tax withholding, within seven days after we receive a withdrawal request in good order.

INCOME TAXES, TAX PENALTIES, AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE. FOR MORE INFORMATION, SEE SECTION 8, "WHAT ARE THE TAX CONSIDERATIONS ASSOCIATED WITH THE STRATEGIC PARTNERS CONTRACT," ON PAGE __ OF THIS PROSPECTUS.

AUTOMATED WITHDRAWALS

We offer an automated withdrawal feature. This feature enables you to receive periodic withdrawals in monthly, quarterly, semiannual, or annual intervals. We will process your withdrawals at the end of the business day at the intervals you specify. We will continue at these intervals until you tell us otherwise. You can make withdrawals from any designated investment option or proportionally from all investment options. The minimum automated withdrawal amount you can make is $100.

INCOME TAXES AND A 10% PENALTY TAX ON EARNINGS MAY APPLY TO AUTOMATED WITHDRAWALS AS WELL AS ANY OTHER WITHDRAWALS MADE FROM YOUR CONTRACT.

SUSPENSION OF PAYMENTS OR TRANSFERS

We may be required to suspend or postpone payments made in connection with withdrawals or transfers for any period when:

- The New York Stock Exchange is closed (other than customary weekend and holiday closings);

-    Trading on the New York Stock Exchange is restricted;

- An emergency exists during which sales and redemptions of shares of the mutual funds are not reasonable or we cannot reasonably value the accumulation units; or

The Securities and Exchange Commission, by order, permits suspension or postponement of payments for the protection of owners.

8:

WHAT ARE THE TAX CONSIDERATIONS ASSOCIATED WITH THE STRATEGIC PARTNERS
CONTRACT?

The tax considerations associated with the Strategic Partners contract vary depending on whether the contract is (i) owned by an individual and not associated with a tax-favored retirement plan, or (ii) held under a tax-favored retirement plan. We discuss the tax considerations for these categories of contracts below. The discussion is general in nature and describes only federal income tax law (not state or other tax laws). It is based on current law and interpretations, which may change. It is not intended as tax advice. You should consult with a qualified tax adviser for complete information and advice.


CONTRACTS OWNED BY INDIVIDUALS (NOT ASSOCIATED WITH TAX-FAVORED RETIREMENT
PLANS)

TAXES PAYABLE BY YOU

We believe the contract is an annuity contract for tax purposes. Accordingly, as a general rule, you should not pay any tax until you receive money under the contract.

Generally, annuity contracts issued by the same company (and affiliates) to you during the same calendar year must be treated as one annuity contract for purposes of determining the amount subject to tax under the rules described below.

TAXES ON WITHDRAWALS AND SURRENDER

If you make a withdrawal from your contract or surrender it before annuity payments begin, the amount you receive will be taxed as ordinary income, rather than as return of purchase payments, until all gain has been withdrawn.

If you assign all or part of your contract as collateral for a loan, the part assigned will be treated as a withdrawal. Also, if you elect the interest payment option, that election will be treated, for tax purposes, as surrendering your contract.

If you transfer your contract for less than full consideration, such as by gift, you will trigger tax on the gain in the contract. This rule does not apply if you transfer the contract to your spouse or you transfer the contract incident to divorce.

It is our position that the guaranteed minimum death benefit is an integral part of the annuity contract and accordingly that the charges made against the annuity contract's cash value for the benefit should not be treated as distributions subject to income tax. It is possible, however, that the Internal Revenue Service could take the position that such charges should be treated as distributions.

TAXES ON ANNUITY PAYMENTS

A portion of each annuity payment you receive will be treated as a partial return of your purchase payments and will not be taxed. The remaining portion will be taxed as ordinary income. Generally, the nontaxable portion is determined by multiplying the annuity payment you receive by a fraction, the numerator of which is your purchase payments (less any amounts previously received tax-free) and the denominator of which is the total expected payments under the contract.

After the full amount of your purchase payments have been recovered tax-free, the full amount of the annuity payments will be taxable. If annuity payments stop due to the death of the annuitant before the full amount of your purchase payments have been recovered, a tax deduction is allowed for the unrecovered amount.

PENALTY TAXES ON WITHDRAWALS AND ANNUITY PAYMENTS

Any taxable amount you receive under your contract may be subject to a 10% penalty tax. Amounts are not subject to this penalty tax if:

-    the amount is paid on or after you reach age 59 1/2 or die;

-    the amount received is attributable to your becoming disabled;

- the amount paid or received is in the form of level annuity payments not less frequently than annually under a lifetime annuity;

TAXES PAYABLE BY BENEFICIARIES

Generally, the same tax rules described above would also apply to amounts received by your beneficiary. Choosing an annuity payment option instead of a lump sum death benefit may defer taxes. Certain minimum distribution requirements apply upon your death, as discussed further below.

WITHHOLDING OF TAX FROM DISTRIBUTIONS

Taxable amounts distributed from your annuity contracts are subject to tax withholding. You may generally choose not to have tax withheld from your payments. You must make that choice on the appropriate forms that we provide.

ANNUITY QUALIFICATION

Diversification And Investor Control. In order to qualify for the tax rules applicable to annuity contracts described above, the contract must be an annuity contract for tax purposes. This means that the assets underlying the annuity contract must be diversified, according to certain rules. It also means that we, and not you as the contract-owner, must have sufficient control over the underlying assets to be treated as the owner of the underlying assets for tax purposes. We believe these rules, which are further discussed in the Statement of Additional Information, will be met.

Required Distributions Upon Your Death. Upon your death (or the death of a joint owner, if earlier), certain distributions must be made under the contract. The required distributions depend on whether you die before you start taking annuity payments under the contract or after you start taking annuity payments under the contract.

If you die on or after the annuity date, the remaining portion of the interest in the contract must be distributed at least as rapidly as under the method of distribution being used as of the date of death.

If you die before the annuity date, the entire interest in the contract must be distributed within 5 years after the date of death. However, if an annuity payment option is selected by your designated beneficiary and if annuity payments begin within 1 year of your death, the value of the contract may be distributed over the beneficiary's life or a period not exceeding the beneficiary's life expectancy. Your designated beneficiary is the person to whom ownership of the contract passes by reason of death, and must be a natural person.

If any portion of the contract is payable to (or for the benefit of) your surviving spouse, that portion of the contract may be continued with your spouse as the owner.

Changes In The Contract. We reserve the right to make any changes we deem necessary to assure that the contract qualifies as an annuity contract for tax purposes. Any such changes will apply to all contract owners and you will be given notice to the extent feasible under the circumstances.

ADDITIONAL INFORMATION

You should refer to the Statement of Additional Information if:

- The contract is held by a corporation or other entity instead of by an individual or as agent for an individual.

- Your contract was issued in exchange for a contract containing purchase payments made before August 14, 1982.

-   You are a nonresident alien.

- You transfer your contract to, or designate, a beneficiary who is either 37 1/2 years younger than you or a grandchild.

-   You wish additional information on withholding taxes.

CONTRACTS HELD BY TAX FAVORED PLANS

The following discussion covers annuity contracts held under tax-favored retirement plans. Currently, the contract may be purchased for use in connection with individual retirement accounts and annuities ("IRAs") which are subject to Sections 408(a), 408(b) and 408A of the Tax Code. This description assumes that you have satisfied the requirements for eligibility for these products.

You should be aware that tax favored plans such as IRAs generally provide tax deferral regardless whether they invest in annuity contracts. This means that when a tax favored plan invests in an annuity contract, it generally does not result in any additional tax deferral benefits.

TYPES OF TAX FAVORED PLANS

IRAs. If you buy a contract for use as an IRA, we will provide you a copy of the prospectus and contract. The "IRA Disclosure Statement" on page __ contains information about eligibility, contribution limits, tax particulars, and other IRA information. In addition to this information (some of which is summarized below), the IRS requires that you have a "free look" after making an initial contribution to the contract. During this time, you can cancel the contract by notifying us in writing, and we will refund all of the purchase payments under the contract (or, if provided by applicable state law, the amount credited under the contract, calculated as of the date that we receive this cancellation notice, if greater).

Contributions Limits/Rollovers: Because of the way the contract is designed, you may only purchase a contract for an IRA in connection with a "rollover" of amounts from a qualified retirement plan. You must make a minimum initial payment of $10,000 to purchase a contract. This minimum is greater than the maximum amount of any annual contribution you may make to an IRA (which is generally $2,000/year). The "rollover" rules under the Tax Code are fairly technical; however, an individual (or his or her surviving spouse) may generally "roll over" certain distributions from tax favored retirement plans (either directly or within 60 days from the date of these distributions) if he or she meets the requirements for distribution. Once you buy the contract, you can make regular IRA contributions under the contract (to the extent permitted by law). However, if you make such regular IRA contributions, you should note that you will not be able to treat the contract as a "conduit IRA," which means that you will not be able subsequently to "roll over" the contract funds into another Section 401(a) plan or TDA (although you may be able to transfer the funds to another IRA).

Required Provisions: Contracts that are IRAs (or endorsements that are part of the contract) must contain certain provisions:

- You, as owner of the contract, must be the "annuitant" under the contract (except in certain cases involving the division of property under a decree of divorce);

-   Your rights as owner are non-forfeitable;

-   You cannot sell, assign or pledge the contract, other than to Pruco Life;

- The annual premium you pay cannot be greater than $2,000 (which does not include any rollover amounts);

- The date on which annuity payments must begin cannot be later than the April 1st of the calendar year after the calendar year you turn age 70 1/2; and

- Death and annuity payments must meet "minimum distribution requirements" (described below).

Usually, the full amount of any distribution from an IRA (including a distribution from this contract) which is not a rollover is taxable. As taxable income, these distributions are subject to the general tax withholding rules described earlier. In addition to this normal tax liability, you may also be liable for the following, depending on your actions:

-    A 10% "early distribution penalty" (described below);

- Liability for "prohibited transactions" if you, for example, borrow against the value of an IRA; or

-    Failure to take a minimum distribution (also generally described below).

ROTH IRAs. Congress amended the Tax Code in 1997 to add a new Section 408A, creating the "Roth IRA" as a new type of individual retirement plan. Like standard IRAs, income within a Roth IRA accumulates tax-free, and contributions are subject to specific limits. Roth IRAs have, however, the following differences:

-   Contributions to a Roth IRA cannot be deducted from your gross income;

- "Qualified distributions" (generally, held for 5 years and payable on account of death, disability, attainment of age 59 1/2, or first time-homebuyer) from Roth IRAs are excludable from your gross income; and

- If eligible, you may make contributions to a Roth IRA after attaining age 70 1/2, and distributions are not required to begin upon attaining such age or at any time thereafter.

Because the contract's minimum initial payment of $10,000 is greater than the maximum annual contribution permitted to be made to a Roth IRA (generally, $2,000 less any contributions to a traditional IRA), you may purchase a contract as a Roth IRA only in connection with a "rollover" or "conversion" of the proceeds of another traditional IRA, conduit IRA, SEP, SIMPLE-IRA, or Roth IRA. The Tax Code permits persons who meet certain income limitations (generally, adjusted gross income under $100,000), and who receive certain qualifying distributions from such non-Roth IRAs, to directly rollover or make, within 60 days, a "rollover" of all or any part of the amount of such distribution to a Roth IRA which they establish. This conversion triggers current taxation (but is not subject to a 10% early distribution penalty). Once the contract has been purchased, regular Roth IRA contributions will be accepted to the extent permitted by law.

MINIMUM DISTRIBUTION OPTION

If you hold the contract under an IRA or other tax favored plan, you can satisfy the IRS minimum distribution requirements described above (generally, distribution after age 70 1/2) under the contract without either beginning annuity payments or making a withdrawal of a portion of the contract. You, as owner of the contract, can select either a "calculation" or "recalculation" method to determine the minimum distribution. We will send you a check for the minimum distribution amount, less any other partial withdrawals that you made during the year. More information on the mechanics of this calculation is available on request.

PENALTY FOR EARLY WITHDRAWALS

You may owe a 10% penalty tax to the taxable part of distributions received from an IRA, SEP, SIMPLE-IRA (which may increase to 25%), Roth IRA, TDA or qualified retirement plan before you attain age 59 1/2. There are only limited exceptions to this tax, and you should consult your tax adviser for further details.

WITHHOLDING

The Tax Code requires a mandatory 20% federal income tax withholding for certain distributions from a TDA or qualified retirement plan, unless the distribution is an eligible rollover contribution that is "directly" rolled into another qualified plan, IRA (including the IRA variations described above) or TDA. For all other distributions, unless you elect otherwise, we will withhold federal income tax from the taxable portion of such distribution at an appropriate percentage. The rate of withholding on annuity payments where no mandatory withholding is required is determined on the basis of the withholding certificate that you file with us. If you do not file a certificate, we will automatically withhold federal taxes on the following basis:

- For any annuity payments not subject to mandatory withholding, you will have taxes withheld by us as if you are a married individual, with 3 exemptions; and

-    For all other distributions, you will be withheld at a 10% rate.

We will provide you with forms and instructions concerning the right to elect that no amount be withheld from payments in the ordinary course. However, you should know that, in any event, you are liable for payment of federal income taxes on the taxable portion of the distributions, and you should consult with your tax advisor to find out more information on your potential liability if you fail to pay such taxes.

ERISA DISCLOSURE/REQUIREMENTS

ERISA (the "Employee Retirement Income Security Act of 1974") and the Tax Code prevents a fiduciary and other "parties in interest" with respect to a plan (and, for these purposes, an IRA would also constitute a "plan") from receiving any benefit from any party dealing with the plan, as a result of the sale of the contract Administrative exemptions under ERISA generally permit the sale of insurance/annuity products to plans, provided that certain information is disclosed to the person purchasing the contract. This information has to do primarily with the fees, charges, discounts and other costs related to the contract, as well as any commissions paid to any agent selling the contract.

Information about any applicable fees, charges, discounts, penalties or adjustments may be found under "What Are the Expenses Associated with the Strategic Partners Contract" starting on page 25.

Information about sales representatives and commissions may be found under "Other Information" and "Sale and Distribution of the Contract on page __.

In addition, other relevant information required by the exemptions is contained in the contract and accompanying documentation. Please consult your tax advisor if you have any additional questions.

ADDITIONAL INFORMATION

For additional information about federal tax law requirements applicable to tax favored plans, see the "IRA Disclosure Statement" on page __.

9:

OTHER
INFORMATION

PRUCO LIFE INSURANCE COMPANY

Pruco Life Insurance Company is a stock life insurance company organized in 1971 under the laws of the State of Arizona. Pruco Life is licensed to sell life insurance and annuities in the District of Columbia, Guam and in all states except New York and is subject to the insurance laws and regulations of all the jurisdictions where it is licensed to do business. Pruco Life is a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential"), a mutual insurance company founded in 1875 under the laws of the State of New Jersey.

Prudential is currently considering reorganizing itself into a publicly traded stock company through a process known as "demutualization." On February 10, 1998, the Company's Board of Directors authorized management to take the preliminary steps necessary to allow the Company to demutualize. On July 1, 1998, legislation was enacted in New Jersey that would permit this conversion to occur and that specified the process for conversion. Demutualization is a complex process involving development of a plan of reorganization, adoption of a plan by the Company's Board of Directors, a public hearing, voting by qualified policyholders and regulatory approval. Prudential is working toward completing this process in 2001 and currently expects adoption by the Board of Directors to take place in the latter part of 2000. However, there is no certainty that the demutualization will be completed in this timeframe or that the necessary approvals will be obtained. Also, it is possible that after careful review, Prudential could decide not to demutualize or could decide to delay its plans.

The plan of reorganization, which hasn't been fully developed and approved, would provide the criteria for determining eligibility and the methodology for allocating shares or other consideration to those who would be eligible. Generally, the amount of shares or other consideration eligible customers would receive would be based on a number of factors, including the types, amounts and issue years of their policies. As a general rule, owners of Prudential-issued insurance policies and annuity contracts would be eligible, provided that their policies were in force on the date Prudential's Board of Directors adopted a plan of reorganization, while mutual fund customers and customers of the Company's subsidiaries (such as the Pruco Life insurance companies, would not be. It has not yet been determined whether any exceptions to that general rule will be made with respect to policyholders and contract owners of Prudential's subsidiaries. This does not constitute a proposal, offer, solicitation or recommendation regarding any plan of reorganization that may be proposed or a recommendation regarding the ownership of any stock that could be issued in connection with any such demutualization.

THE SEPARATE ACCOUNT

We have established a separate account, the Pruco Life Flexible Premium Variable Annuity Account (the "separate account"), to hold the assets that are associated with the contracts. The separate account was established under Arizona law on June 16, 1995, and is registered with the U.S. Securities and Exchange Commission under the Investment Company Act of 1940 as a unit investment trust, which is a type of investment company. The assets of the separate account are held in the name of Pruco Life and legally belong to us. These assets are kept separate from all of our other assets and may not be charged with liabilities arising out of any other business we may conduct. More detailed information about Pruco Life, including its audited financial statements, appears in the Statement of Additional Information.

SALE AND DISTRIBUTION OF THE CONTRACT

Prudential Investment Management Services LLC ("PIMS"), 751 Broad Street, Newark, New Jersey 07102-3777, acts as the distributor of the contracts. PIMS is a wholly-owned subsidiary of Prudential and is a limited liability corporation organized under Delaware law in 1996. It is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. Commissions for the sales of contracts are paid to Prudential representatives and to other independent broker-dealers who sell the contracts. Registered representatives of independent broker-dealers may be paid on a different basis than those affiliated with PIMS. The maximum commission that will be paid to the broker-dealer to cover both the individual representative's commission and other distribution expenses will not be more than 1.25% of the purchase payment.

ASSIGNMENT

You can assign the contract at any time during your lifetime. If you do so, we will reset the death benefit to equal the contract value on the date the assignment occurs. For details, see "What is the Death Benefit," on page __. We will not be bound by the assignment until we receive written notice. We will not be liable for any payment or other action we take in accordance with the contract if that action occurs before we receive notice of the assignment. An assignment, like any other change in ownership, may trigger a taxable event.

If the contract is issued under a qualified plan, there may be limitations on your ability to assign the contract. For further information please speak to your representative.


FINANCIAL STATEMENTS

The financial statements of the separate account associated with Strategic Partners are included in the Statement of Additional Information.

STATEMENT OF ADDITIONAL INFORMATION

CONTENTS:

-    Company
-    Experts
-    Litigation
-    Legal Opinions
-    Principal Underwriter
-    Determination of Accumulation Unit Values
-    Performance Information
-    Comparative Performance Information
-    Federal Tax Status
-    Financial Information

                           IRA DISCLOSURE STATEMENT

This statement is designed to help you understand the requirements of federal tax law which apply to your individual retirement annuity (IRA), your Roth IRA, your simplified employee pension IRA (SEP) for employer contributions, your Savings Incentive Match Plan for Employees (SIMPLE) IRA, or to one you purchase for your spouse. You can obtain more information regarding your IRA either from your sales representative or from any district office of the Internal Revenue Service. Those are federal tax law rules; state tax laws may vary.

FREE LOOK PERIOD

The annuity contract offered by this prospectus gives you the opportunity to return the contract for a full refund within 10 days (or whatever period is required by applicable state law) after it is delivered. This is a more liberal provision than is required in connection with IRAs. To exercise this "free-look" provision, return the contract to the representative who sold it you or to the Prudential Annuity Service Center at the address shown on the first page of this prospectus.

ELIGIBILITY REQUIREMENTS

IRAs are intended for all persons with earned compensation whether or not they are covered under other retirement programs. Additionally, if you have a non-working spouse (and you file a joint tax return), you may establish an IRA on behalf of your non-working spouse. A working spouse may establish his or her own IRA. A divorced spouse receiving taxable alimony (and no other income) may also establish an IRA.

CONTRIBUTIONS AND DEDUCTIONS

Contributions to your IRA will be deductible if you are not an "active participant" in an employer maintained qualified retirement plan or you have "Adjusted Gross Income" (as defined under Federal tax laws) which does not exceed the "applicable dollar limit." IRA (or SEP) contributions must be made by no later than the time you file your income tax return for that year. For a single taxpayer, the applicable dollar limitation is $30,000, with the amount of IRA contribution which may be deducted reduced proportionately for Adjusted Gross Income between $30,000 - $40,000. For married couples filing jointly, the applicable dollar limitation is $50,000, with the amount of IRA contribution which may be deducted reduced proportionately for Adjusted Gross Income between $50,000-$60,000. There is no deduction allowed for IRA contributions when Adjusted Gross Income reaches $40,000 for individuals and $60,000 for married couples filing jointly.

Contributions made by your employer to your SEP are excludable from your gross income for tax purposes in the calendar year for which the amount is contributed. Certain employees who participate in a SEP will be entitled to elect to have their employer make contributions to their SEP on their behalf or to receive the contributions in cash. If the employee elects to have contributions made on the employee's behalf to the SEP, those funds are not treated as current taxable income to the employee. Elective deferrals under a SEP are subject to an inflation-adjusted limit, which is $10,500 in 2000. Salary-reduction SEPs (also called "SARSEPs") are available only if at least 50% of the employees elect to have amounts contributed to the SARSEP and if the employer has 25 or fewer employees at all times during the preceding year. New SARSEPs may not be established after 1996.

The IRA maximum annual contribution and your tax deduction is limited to the lesser of: (1) $2,000 or (2) 100% of your earned compensation. Contributions in excess of the deduction limits may be subject to penalty. See below.

Under a SEP agreement, the maximum annual contribution which your employer may make on your behalf to a SEP contract that is excludable from your income is the lesser of 15% of your salary or $24,000. An employee who is a participant in a SEP agreement may make after-tax contributions to the SEP contract, subject to the contribution limits applicable to IRAs in general. Those employee contributions will be deductible subject to the deductibility rules described above.

The maximum tax deductible annual contribution that a divorced spouse with no other income may make to an IRA is the lesser of (1) $2,000 or (2) 100% of taxable alimony.

If you or your employer should contribute more than the maximum contribution amount to your IRA or SEP, the excess amount will be considered an "excess contribution." You are permitted to withdraw an excess contribution from your IRA or SEP before your tax filing date without adverse tax consequences. If, however, you fail to withdraw any such excess contribution before your tax filing date, a 6% excise tax will be imposed on the excess for the tax year of contribution.

Once the 6% excise tax has been imposed, an additional 6% penalty for the following tax year can be avoided if the excess is (1) withdrawn before the end of the following year, or (2) treated as a current contribution for the following year. (See Premature Distributions below for penalties imposed on withdrawal when the contribution exceeds $2,000.)

IRA FOR NON-WORKING SPOUSE

If you establish an IRA for yourself, you may also be eligible to establish an IRA for your "non-working" spouse. In order to be eligible to establish such a spousal IRA, you must file a joint tax return with your spouse and, if your non-working spouse has compensation, his/her compensation must be less than your compensation for the year. Contributions of up to $2,000 each may be made to your IRA and the spousal IRA if the combined compensation of you and your spouse is at least equal to the amount contributed. If requirements for deductibility (including income levels) are met, you will be able to deduct an amount equal to the least of (i) the amount contributed to the IRAs; (ii) $4,000; or (iii) 100% of your combined gross income.

Contributions in excess of the contribution limits may be subject to penalty. See above under "Contributions and Deductions." If you contribute more than the allowable amount, the excess portion will be considered an excess contribution. The rules for correcting it are the same as discussed above for regular IRAs.

Other than the items mentioned in this section, all of the requirement generally applicable to IRAs are also applicable to IRAs established for non-working spouses.

ROLLOVER CONTRIBUTION

Once every year, you are permitted to withdraw any portion of the value of your IRA or SEP and reinvest it in another IRA or bond. Withdrawals may also be made from other IRAs and contributed to this contract. This transfer of funds from one IRA to another is called a "rollover" IRA. To qualify as a rollover contribution, the entire portion of the withdrawal must be reinvested in another IRA within 60 days after the date it is received. You will not be allowed a tax-deduction for the amount of any rollover contribution.

A similar type of rollover to an IRA can be made with the proceeds of a qualified distribution from a qualified retirement plan or tax-sheltered annuity. Properly made, such a distribution will not be taxable until you receive payments from the IRA created with it. Unless you were a self-employed participant in the distributing plan, you may later roll over such a contribution to another qualified retirement plan as long as you have not mixed it with IRA (or SEP) contributions you have deducted from your income. (You may roll less than all of a qualified distribution into an IRA, but any part of it not rolled over will be currently includable in your income without any capital gains treatment.)

DISTRIBUTIONS

(a) PREMATURE DISTRIBUTIONS

At no time can your interest in your IRA or SEP be forfeited. To insure that your contributions will be used for retirement, the federal tax law does not permit you to use your IRA or SEP as security for a loan. Furthermore, as a general rule, you may not sell or assign your interest in your IRA or SEP to anyone. Use of an IRA (or SEP) as security or assignment of it to another will invalidate the entire annuity. It then will be includable in your income in the year it is invalidated and will be subject to a 10% penalty tax if you are not at least age 59 1/2 or totally disabled. (You may, however, assign your IRA or SEP without penalty to your former spouse in accordance with the terms of a divorce decree.)

You may surrender any portion of the value of your IRA (or SEP). In the case of a partial surrender which does not qualify as a rollover, the amount withdrawn will be includable in your income and subject to the 10% penalty if you are not at least age 59 1/2 or totally disabled unless you comply with special rules requiring distributions to be made at least annually over your life expectancy.

The 10% penalty tax does not apply to the withdrawal of an excess contribution as long as the excess is withdrawn before the due date of your tax return. Withdrawals of excess contributions after the due date of your tax return will generally be subject to the 10% penalty unless the excess contribution results from erroneous information from a plan trustee making an excess rollover contribution or unless you are over age 59 1/2 or are disabled.

(b) DISTRIBUTION AT AFTER AGE 59 1/2

Once you have attained age 59 1/2 (or have become totally disabled), you may elect to receive a distribution of your IRA (or SEP) regardless of when you actually retire. In addition, you must commence distributions from your IRA by April 1 following the year you attain age 70 1/2. You may elect to receive the distribution under any one of the periodic payment options available under the contract. The distributions from your IRA under any one of the period payment options or in one sum will be treated as ordinary income as you receive them to the degree that you have made deductible contributions. If you have made both deductible and nondeductible contributions, a portion of the distribution attributable to the nondeductible contribution will be tax-free.

(c) INADEQUATE DISTRIBUTIONS -- 50% TAX

Your IRA or SEP is intended to provide retirement benefits over your lifetime. Thus, federal tax law requires that you either (1) receive a lump-sum distribution of your IRA by April 1 of the year following the year in which you attain age 70 1/2 or (2) start to receive periodic payments by that date. If you elect to receive periodic payments, those payments must be sufficient to pay out the entire value of your IRA during your life expectancy (or over the joint life expectancies of you and your spouse). If the payments are not sufficient to meet these requirements, an excise tax of 50% will be imposed on the amount of any underpayment.

(d) DEATH BENEFITS

If you, (or your surviving spouse) die before receiving the entire value of your IRA (or SEP), the remaining interest must be distributed to your beneficiary (or your surviving spouse's beneficiary) in one lump-sum within 5 years of death, or applied to purchase an immediate annuity for the beneficiary. This annuity must be payable over the life expectancy of the beneficiary beginning within one year after your or your spouse's death. If your spouse is the designated beneficiary, he or she is treated as the owner of the IRA. If minimum required distributions have begun, the entire amount must be distributed at least as rapidly as if the owner had survived. A distribution of the balance of your IRA upon your death will not be considered a gift for federal tax purposes, but will be included in your gross estate for purposes of federal estate taxes.

ROTH IRAS

Section 408A of the Tax Code permits eligible individuals to contribute to a type of IRA known as a "Roth IRA." Contributions may be made to a Roth IRA by taxpayers with adjusted gross incomes of less than $160,000 for married individuals filing jointly and less than $100,000 for single individuals. Married individuals filing separately are not eligible to contribute to a Roth IRA. The maximum amount of contributions allowable for any taxable year to all Roth IRAs maintained by an individual is generally the lesser of $2,000 and 100% of compensation for that year (the $2,000 limit is phased out for incomes between $150,000 and $160,000 for married and between $95,000 and $110,000 for singles). The contribution limit is reduced by the amount of any contributions made to a non-Roth IRA. Contributions to a Roth IRA are not deductible.

For taxpayers with adjusted gross income of $100,000 or less, all or part of amounts in a non-Roth IRA may be converted, transferred or rolled over to a Roth IRA. Some or all of the IRA value will typically be includable in the taxpayer's gross income. If such a rollover, transfer or conversion occurred before January 1, 1999, the portion of the amount includable in gross income must be included in income ratably over the next four years beginning with the year in which the transaction occurred. Provided a rollover contribution meets the requirements of IRAs under Section 408(d)(3) of the Code, a rollover may be made from a Roth IRA to another Roth IRA.

UNDER SOME CIRCUMSTANCES, IT MAY NOT BE ADVISABLE TO ROLL OVER, TRANSFER OR CONVERT ALL OR PART OF A NON-ROTH IRA TO A ROTH IRA. PERSONS CONSIDERING A ROLLOVER, TRANSFER OR CONVERSION SHOULD CONSULT THEIR OWN TAX ADVISOR.

"Qualified distributions" from a Roth IRA are excludable from gross income. A "qualified distribution" is a distribution that satisfies two requirements: (1) the distribution must be made (a) after the owner of the IRA attains age 59 1/2; (b) after the owner's death; (c) due to the owner's disability; or (d) for a qualified first time homebuyer distribution within the meaning of Section 72(t)(2)(F) of the Code; and (2) the distribution must be made in the year that is at least five years after the first year for which a contribution was made to any Roth IRA established for the owner or five years after a rollover, transfer, or conversion was made from a non-Roth IRA to a Roth IRA. Distributions from a Roth IRA that are not qualified distributions will be treated as made first from contributions and then from earnings, and taxed generally in the same manner as distributions from a non-Roth IRA.

Distributions from a Roth IRA need not commence at age 70 1/2. However, if the owner dies before the entire interest in a Roth IRA is distributed, any remaining interest in the contract must be distributed by December 31 of the calendar year containing the fifth anniversary of the owner's death subject to certain exceptions.

REPORTING TO THE IRS

Whenever you are liable for one of the penalty taxes discussed above (6% for excess contributions, 10% for premature distributions or 50% for underpayments), you must file Form 5329 with the Internal Revenue Service. The form is to be attached to your federal income tax return for the tax year in which the penalty applies. Normal contributions and distributions must be shown on your income tax return for the year to which they relate.

                       THIS PAGE INTENTIONALLY LEFT BLANK

PART III PROSPECTUSES

VARIABLE INVESTMENT OPTIONS

[PHOTO]

                       THIS PAGE INTENTIONALLY LEFT BLANK

Strategic Partners(SM) Variable Annuity is issued by Pruco Life Insurance Company. Strategic Partners(SM) is distributed by Prudential Investment Management Services LLC and offered through Pruco Securities Corporation and Prudential Securities Incorporated. All are subsidiaries of The Prudential Insurance Company of America.

Pruco Life Insurance Company
213 Washington Street
Newark, NJ 07102-2992

Prudential Securities Incorporated
199 Water Street
New York, NY 10292

Pruco Securities Corporation
751 Broad Street
Newark, NJ 07102-3777

Prudential Investment Management Services, LLC
100 Mulberry Street
Gateway Center 3
Newark, NJ 07102-3777

ORD                                           ED.   /2000
   -----                                         --

[PRUDENTIAL LOGO]

                      STATEMENT OF ADDITIONAL INFORMATION
                                  _____, 2000
             PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                          VARIABLE ANNUITY CONTRACTS

The Strategic Partners(R) Annuity Contract* (the "contract") is an individual variable annuity contract issued by the Pruco Life Insurance Company ("Pruco Life"), a stock life insurance company that is a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential") and is funded through the Pruco Life Flexible Premium Variable Annuity Account (the "Account"). The contract is purchased by making an initial purchase payment of $10,000 or more; subsequent payments must be $1,000 or more.

This statement of additional information is not a prospectus and should be read in conjunction with the Strategic Partners prospectus, dated ___ __, 2000. To obtain a copy of the prospectus, without charge, you can write to the Prudential Annuity Service Center, P.O. Box 7960, Philadelphia, Pennsylvania 19101, or by telephoning (888) PRU-2888.

                               TABLE OF CONTENTS


                                                                       PAGE
                                                                       ----
             COMPANY............................................          1
             EXPERTS............................................          1
             LITIGATION.........................................          2
             LEGAL OPINIONS.....................................          2
             PRINCIPAL UNDERWRITER..............................          2
             DETERMINATION OF SUBACCOUNT UNIT VALUES............          3
             PERFORMANCE INFORMATION............................          3
             COMPARATIVE PERFORMANCE INFORMATION................          3
             FEDERAL TAX STATUS.................................          4
             FINANCIAL STATEMENTS...............................          6
             ADDITIONAL FINANCIAL INFORMATION...................         A1

       PRUCO LIFE INSURANCE COMPANY               PRUDENTIAL ANNUITY SERVICE CENTER
           213 WASHINGTON STREET                            P.O. BOX 7960
       NEWARK, NEW JERSEY 07102-2992               PHILADELPHIA, PENNSYLVANIA 19101
                                                      TELEPHONE: (888) PRU-2888

* STRATEGIC PARTNERS is a service mark of Prudential. ORD[_______]

                                    COMPANY

Pruco Life Insurance Company ("Pruco Life") is a stock life insurance company organized in 1971 under the laws of the State of Arizona. Pruco Life is licensed to sell life insurance and annuities in the District of Columbia, Guam and all states except New York.

Pruco Life is a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential"), a mutual life insurance company founded in 1875 under the laws of the State of New Jersey.


                                     EXPERTS

The consolidated financial statements of Pruco Life and its subsidiaries as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 and the financial statements of the Pruco Life Flexible Premium Variable Annuity Account as of December 31, 1999 and for each of the two years in the period then ended included in this Statement of Additional Information have been so included in reliance on the report of
                          , independent accountants given on the authority of
said firm as experts in auditing and accounting.
principal business address is
     .

                                  LITIGATION

We are subject to legal and regulatory actions in the ordinary course of our businesses, including class actions. Pending legal regulatory actions include proceedings specific to our practices and proceedings generally applicable to business practices in the industries in which we operate. As an example of such litigation, in March 2000, plaintiffs filed a purported class action against us titled Olmsted v. Pruco Life Insurance Company of New Jersey and The Prudential Insurance Company of America, alleging that certain fees and expenses charged to the plaintiffs in connection with the sale of variable annuities since March 1, 1997 were excessive and unreasonable. In certain of these lawsuits, large and/or indeterminate amounts are sought, including punitive or exemplary damages.

In particular, Pruco Life and Prudential have been subject to substantial regulatory actions and civil litigation involving individual life insurance sales practices. In 1996, Prudential, on behalf of itself and many of its life insurance subsidiaries including Pruco Life, entered into settlement agreements with relevant insurance regulatory authorities and plaintiffs in the principal life insurance sales practices class action lawsuit covering policyholders of individual permanent life insurance policies issued in the United States from 1982 to 1995. Pursuant to the settlements, the companies agreed to various changes to their sales and business practices controls and a series of fines, and are in the process of distributing final remediation relief to eligible class members. In many instances, claimants have the right to "appeal" the decision to an independent reviewer. The bulk of such appeals were resolved in 1999, and the balance is expected to be addressed in 2000. As of January 31, 2000, Prudential and/or Pruco Life remained a party to two putative class actions and approximately 158 individual actions relating to permanent life insurance policies issued in the United States between 1982 and 1995. Additional suits may be filed by individuals who opted out of the settlements. While the approval of the class action settlement is now final, Prudential and Pruco Life remain subject to oversight and review by insurance regulators and other regulatory authorities with respect to their sales practices and the conduct of the remediation program. The U.S. District Court has also retained jurisdiction as to all matters relating to the administration, consummation, enforcement and interpretation of the settlements.

Prudential has indemnified Pruco Life for any liabilities incurred in connection with sales practices litigation covering policyholders of individual permanent life insurance policies issued in the United States from 1982 to 1995.

In 1999, 1998, 1997 and 1996, Prudential recorded provision in its Consolidated Statements of Operation of $100 million, $1,150 million, $2,030 million and $1,125 million, respectively, to provide for estimated remediation costs, and additional sales practices costs including related administrative costs, regulatory fines, penalties and related payments, litigation costs and settlements, including settlements associated with the resolution of claims of deceptive sales practices asserted by policyholders who elected to "opt-out" of the class action settlement and litigate their claims against Prudential separately, and other fees and expenses associated with the resolution of sales practices issues.


                                LEGAL OPINIONS

Shea & Gardner of Washington, D.C., has provided advice on certain matters relating to the federal securities laws in connection with the contracts.


                             PRINCIPAL UNDERWRITER

Prudential Investment Management Services LLC ("PIMS"), a subsidiary of Prudential, offers the contracts on a continuous basis through corporate office and regional home office employees in those states in which contracts may be lawfully sold. It may also offer the contract through licensed insurance brokers and agents, or through appropriately registered direct or indirect subsidiary(ies) of Prudential, provided clearances to do so are obtained in any jurisdiction where such clearances may be necessary.

Prudential may pay trail commissions to registered representatives who maintain an ongoing relationship with a contractholder. Typically, a trail commission is a compensation that is paid periodically to a representative, the amount of which is linked to the value of the contract and the amount of time that the contract has been in effect.

                   DETERMINATION OF ACCUMULATION UNIT VALUES

The value for each accumulation unit is computed as of the end of each business day. On any given business day the value of a Unit in each subaccount will be determined by multiplying the value of a Unit of that subaccount for the preceding business day by the net investment factor for that subaccount for the current business day. The net investment factor for any business day is determined by dividing the value of the assets of the subaccount for that day by the value of the assets of the subaccount for the preceding business day (ignoring, for this purpose, changes resulting from new purchase payments and withdrawals), and subtracting from the result the daily equivalent of the annual charge for administrative expenses and mortality and expense risks. (See WHAT ARE THE EXPENSES ASSOCIATED WITH THE STRATEGIC PARTNERS CONTRACT and CALCULATING CONTRACT VALUE in the prospectus.) The value of the assets of a subaccount is determined by multiplying the number of shares of The Prudential Series Fund, Inc. (the "Series Fund") or other Fund held by that subaccount by the net asset value of each share and adding the value of dividends declared by the Series Fund or other Fund but not yet paid.


                            PERFORMANCE INFORMATION

AVERAGE ANNUAL TOTAL RETURN

The Account may advertise average annual total return information calculated according to a formula prescribed by the U.S. Securities and Exchange Commission ("SEC"). Average annual total return shows the average annual percentage increase, or decrease, in the value of a hypothetical contribution allocated to a Subaccount from the beginning to the end of each specified period of time. The SEC standardized version of this performance information is based on an assumed contribution of $1,000 allocated to a Subaccount at the beginning of each period and full withdrawal of the value of that amount at the end of each specified period. This method of calculating performance further assumes that (i) a $1,000 contribution was allocated to a Subaccount and (ii) no transfers or additional payments were made. Premium taxes are not included in the term "charges" for purposes of this calculation. Average annual total return is calculated by finding the average annual compounded rates of return of a hypothetical contribution that would compare the Unit Value on the first day of the specified period to the ending redeemable value at the end of the period according to the following formula:

            P(1 + T)n = ERV

Where T equals average annual total return, where ERV (the ending redeemable value) is the value at the end of the applicable period of a hypothetical contribution of $1,000 made at the beginning of the applicable period, where P equals a hypothetical contribution of $1,000, and where n equals the number of years.

NON-STANDARD TOTAL RETURN

In addition to the standardized average annual total return information described above, we may present total return information computed on bases different from that standardized method. The Account may also present aggregate total return figures for various periods, reflecting the cumulative change in value of an investment in the Account for the specified period.

The tables below provide performance information for specified periods ending December 31, 1999 for each Subaccount that invests in a Fund that had a performance history as of December 31, 1999. No standard total return table is included because the Subaccounts are only commencing operations on or after the date of this Statement of Additional Information. For the periods prior to the date the Subaccounts commenced operations, non-standard performance information for the Contracts will be calculated based on the performance of the Funds and the assumption that the Subaccounts were in existence for the same periods as those indicated for the Funds, with the level of Contract charges that were in effect at the inception of the Subaccounts (this is referred to as "hypothetical performance data"). Standard and non-standard average annual return calculations include all of the fees under the Contract (i.e., the mortality and expense risk charge and the administrative fee). This information does not indicate or represent future performance.

[NONSTANDARDIZED PERFORMANCE INFORMATION TABLES TO BE ADDED BY AMENDMENT.]


COMPARATIVE PERFORMANCE INFORMATION

Reports or advertising may include comparative performance information, including, but not limited to: (1) comparisons to market indices such as the Dow Jones Industrial Average, the Standard & Poor's 500 Index, the Value Line Composite Index, the Russell 2000 Index, the Morgan Stanley World Index, the Lehman Brothers bond indices; (2) comparisons to other investments, such as certificates of deposit; (3) performance rankings assigned by services such as Morningstar, Inc. and Variable Annuity Research and Data Services (VARDS), and Lipper Analytical Services, Inc.; (4) data presented by analysts such as Dow Jones, A.M. Best, The Bank Rate Monitor National Index; and (5) data in publications such as The Wall Street Journal, Times, Forbes, Barrons, Fortune, Money Magazine, and Financial World.


                              FEDERAL TAX STATUS


X.    OTHER TAX RULES.


1. DIVERSIFICATION.

     The Internal Revenue Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements. Each Portfolio is required to diversify its investments each quarter so that no more than 55% of the value of its assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. Generally, securities of a single issuer are treated as one investment and obligations of each U.S. Government agency and instrumentality (such as the Government National Mortgage Association) are treated as issued by separate issuers. In addition, any security issued, guaranteed or insured (to the extent so guaranteed or insured) by the United States or an instrumentality of the U.S. will be treated as a security issued by the U.S. Government or its instrumentality, whichever is applicable. Pruco Life believes the underlying variable investment options for the Contract meet these diversification requirements.


2. INVESTOR CONTROL.

     Treasury Department regulations do not provide guidance concerning the extent to which you may direct your investment in the particular investment options without causing you, instead of Pruco Life, to be considered the owner of the underlying assets. Because of this uncertainty, Pruco Life reserves the right to make such changes as it deems necessary to assure that the contract qualifies as an annuity for tax purposes. Any such changes will apply uniformly to affected contractowners and will be made with such notice to affected contractowners as is feasible under the circumstances.


3. ENTITY OWNERS.

     Where a contract is held by a non-natural person (e.g., a corporation), other than as an agent or nominee for a natural person (or in other limited circumstances), the contract will not be taxed as an annuity and increases in the value of the contract will be subject to tax.


4. PURCHASE PAYMENTS MADE BEFORE AUGUST 14, 1982.

     If your contract was issued in exchange for a contract containing purchase payments made before August 14, 1982, favorable tax rules may apply to certain withdrawals from the contract. Generally, withdrawals are treated as a recovery of your investment in the contract first until purchase payments made before August 14, 1982 are withdrawn. Moreover, any income allocable to purchase payments made before August 14, 1982, is not subject to the 10% penalty tax.

5. WITHHOLDING OF TAX FROM DISTRIBUTIONS.

      Taxable amounts distributed from annuity contracts are subject to tax withholding. You may generally elect not to have tax withheld from your payments. The rate of withholding on annuity payments will be determined on the basis of the withholding certificate you file with Pruco Life. These elections must be made on the appropriate Pruco Life forms. Absent these elections, Pruco Life will withhold the tax amounts required by the applicable tax regulations. You may be subject to penalties under the estimated tax payment rules if your withholding and estimated tax payments are not sufficient.

6. NONRESIDENT ALIENS. Special tax withholding rules apply to nonresident aliens.

7. TRANSFERS TO YOUNGER PERSONS. If you transfer your contract to a person either 37 1/2 years younger than you, or a grndchild, or designate such younger person as a beneficiary, there may be Generation Skipping Transfer Tax consequences.

                             FINANCIAL STATEMENTS

  [To be added by amendment]


                     STRATEGIC PARTNERS(R) VARIABLE ANNUITY

                             DIRECTORS AND OFFICERS

The directors and major officers of Pruco Life, listed with their principal occupations during the past 5 years, are shown below.


                             DIRECTORS OF PRUCO LIFE

JAMES J. AVERY, JR., Chairman and Director - President, Prudential Individual Life Insurance since 1998; 1997 to 1998: Senior Vice President, Chief Actuary and CFO, Prudential Individual Insurance Group; 1995 to 1997: President, Prudential Select. Age 48.

IRA J. KLEINMAN, Director - Executive Vice President, Prudential International Insurance Group since 1997; 1995 to 1997: Chief Marketing and Product Development Officer, Prudential Individual Insurance Group. Age 53.

ESTHER H. MILNES, President and Director - Vice President and Chief Actuary, Prudential Individual Life Insurance since 1999; prior to 1999: Vice President and Actuary, Prudential Individual Insurance Group. Age 49.

DAVID R. ODENATH, JR., Director - President, Prudential Investments since 1999; prior to 1999; Senior Vice President and Director of Sales, Investment Consulting Group, Paine Webber. Age 43.

I. EDWARD PRICE, Vice Chairman and Director - Senior Vice President and Actuary, Prudential Individual Life Insurance since 1998; 1995 to 1998: Senior Vice President and Actuary, Prudential Individual Insurance Group. Age 57.

KIYOFUMI SAKAGUCHI, Director - President and CEO, Prudential International Insurance Group since 1995. Age 57.


                         OFFICERS WHO ARE NOT DIRECTORS

C. EDWARD CHAPLIN, Treasurer - Vice President and Treasurer, Prudential since 1995. Age 43.

JAMES C. DROZANOWSKI, Senior Vice President - Vice President, Operations and Systems, Prudential Individual Financial Services since 1998; 1996 to 1998:
Vice President and Operations Executive, Prudential Individual Insurance Group; 1995 to 1996: President, Credit Card Division, Chase Manhattan Bank. Age 57.

CLIFFORD E. KIRSCH, Chief Legal Officer and Secretary - Chief Counsel, Variable Products, Prudential Law Department since 1995. Age 40.

HIROSHI NAKAJIMA, Senior Vice President - President and CEO, Pruco Life Insurance Company Taiwan Branch since 1997; prior to 1997: Senior Managing Director, Prudential Life Insurance Co., Ltd. Age 56.

SHIRLEY H. SHAO, Senior Vice President and Chief Actuary - Vice President and Associate Actuary, Prudential since 1996; prior to 1996: Vice President and Assistant Actuary, Prudential Corporate Risk Management. Age 45.

DENNIS G. SULLIVAN, Vice President and Chief Accounting Officer - Vice President and Deputy Controller, Prudential since 1998; 1997 to 1998: Vice President and Controller, ContiFinancial Corporation; prior to 1997: Director, Salomon Brothers. Age 44.

The business address of all directors and officers of Pruco Life is 213 Washington Street, Newark, New Jersey 07102-2992. Pruco Life directors and officers are elected annually.

ITEM 24.        FINANCIAL STATEMENTS AND EXHIBITS

(a)     FINANCIAL STATEMENTS

(1) Financial Statements of the Discovery Select Variable Annuity Subaccounts of Pruco Life Flexible Premium Variable Annuity Account (Registrant) consisting of the Statements of Net Assets as of December 31, 1999; the Statements of Operations for the period ended December 31, 1999; the Statements of Changes in Net Assets for the periods ended December 31, 1999 and December 31, 1998; and the Notes relating thereto will appear in the statement of additional information. (Part B of the Registration Statement) (Note 13)

(2) Consolidated Statements of Pruco Life Insurance Company (Depositor) and its subsidiaries consisting of the Consolidated Statements of Financial Position as of December 31, 1999 and 1998; and the related Consolidated Statements of Operations, Changes in Stockholder's Equity and Cash Flows for the years ended December 31, 1999, 1998 and 1997; and the Notes to the Consolidated Financial Statements will appear in the statement of additional information (Part B of the Registration Statement) (Note 13).

(b)        EXHIBITS

(1) Resolution of the Board of Directors of Pruco Life Insurance Company establishing the Pruco Life Flexible Premium Variable Annuity Account. (Note 2)

(2) Agreements for custody of securities and similar investments--Not
    Applicable.

(3) (a) Form of Distribution Agreement between Prudential Investment Management Services, Inc. "PIMS" (Underwriter) and Pruco Life Insurance Company (Depositor) (Note 3)

         (b) Form of Selected Broker Agreement used by PIMS (Note 3)


(4)      (a) The Strategic Partners Variable Annuity Contract VBON-2000.
         (Note 1)



         (b) The Strategic Partners Variable Annuity Contract VDCA-2000.
         (Note 1)


(5)    (a)    Application form for the Contract. (Note 1)

(6) (a)    Articles of Incorporation of Pruco Life Insurance Company, as amended through October 19, 1993. (Note 5)

    (b) By-laws of Pruco Life Insurance Company, as amended through May 6, 1997. (Note 6)

(7) Contract of reinsurance in connection with variable annuity contract--Not Applicable.

(8) Other material contracts performed in whole or in part after the date the registration statement is filed:

    (a)    Form of  Fund Participation Agreement. (Note 7)

(9) Opinion of Counsel as to legality of the securities being registered. (Note 13)

(10) Written consent of PricewaterhouseCoopers LLP independent accountants. (Note 13)

(11) All financial statements omitted from Item 23, Financial Statements -- Not Applicable.

(12) Agreements in consideration for providing initial capital between or among Registrant, Depositor, Underwriter, or initial Contract owners--Not Applicable.

(13)   Schedule of Performance Computations. (Note 13)

(14) Powers of Attorney.

         (a)    Ira J. Kleinman, Esther H. Milnes and I. Edward Price (Note 8)

         (b)    Dennis G. Sullivan (Note 9)

         (c)    Kiyofumi Sakaguchi (Note 10)

         (d)    James J. Avery, Jr (Note 11)

         (e)    David  R. Odenath, Jr.(Note 12)

(Note 1)     Filed herewith

(Note 2)     Incorporated by reference to Form N-4, Registration
             No. 33-61125, filed July 19, 1995 on behalf of the Pruco Life Flexible Premium Variable Annuity Account.

(Note 3)     Incorporated by reference to Post-Effective Amendment No. 6 to
             Form N-4, Registration No.333-06701, filed April 15, 1999 on behalf of the Pruco Life Flexible Premium Variable Annuity Account.

(Note 4)     Incorporated by reference to Pre-Effective Amendment No. 1 to
             Form N-4, Registration No. 333-79201, filed August 17, 1999 on behalf of the Pruco Life Flexible Premium Variable Annuity Account.

(Note 5) Incorporated by reference to the initial registration on Form S-6, Registration No. 333-07451, filed July 2, 1996, on behalf of the Pruco Life Variable Appreciable Account.

(Note 6) Incorporated by reference to Form 10-Q as filed August 15, 1997, on behalf of the Pruco Life Insurance Company.

(Note 7) Incorporated by reference to Form N-4, Registration No. 333-06701, filed June 24, 1996 on behalf of the Pruco Life Flexible Premium Variable Annuity Account.

(Note 8) Incorporated by reference to Form 10-K, Registration No. 33-08698, filed March 31, 1997 on behalf of the Pruco Life Variable Contract Real Property Account.

(Note 9)     Incorporated by reference to Post-Effective Amendment No. 6 to
             Form S-1, Registration No. 33-86780, filed April 16, 1999 on behalf of the Pruco Life Variable Contract Real Property Account.

(Note 10)    Incorporated by reference to Post Effective Amendment No. 8 to
             Form S-6, Registration No.33-49994, filed April 28, 1997, on behalf of the Pruco Life PRUvider Variable Appreciable Account.

(Note 11)    Incorporated by reference to Post-Effective Amendment No. 2 to
             Form S-6, Registration No. 333-07451, filed June 25, 1997 on behalf of the Pruco Life Variable Appreciable Account.

(Note 12)    Incorporated by reference to Post-Effective Amendment No.7 to
             Form S-1, Registration No. 33-86780, filed April 12, 2000 on behalf of the Pruco Life Variable Contract Real Property Account.

(Note 13)    To be filed by pre-effective amendment.

ITEM 25.        DIRECTORS AND OFFICERS OF THE DEPOSITOR

See Part B:  Directors and Officers.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

Pruco Life Insurance Company ("Pruco Life"), a corporation organized under the laws of Arizona, is a direct, wholly-owned subsidiary of The Prudential Insurance Company of America, ("Prudential"), a mutual life insurance company organized under the laws of New Jersey. The subsidiaries of Prudential and short descriptions of each are set forth on the following pages.

Pruco Life may be deemed to control its two wholly-owned subsidiaries, Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey") and The Prudential Life Insurance Company of Arizona ("PLICA"). Pruco Life may also be deemed to control the following separate accounts which are registered as unit investment trusts under the Investment Company Act of 1940: the Pruco Life Variable Appreciable Account, the Pruco Life Variable Insurance Account, the Pruco Life Single Premium Variable Life Account, the Pruco Life Variable Universal Account, the Pruco Life PRUvider Variable Appreciable Account, the Pruco Life Single Premium Variable Annuity Account, the Pruco Life Flexible Premium Variable Annuity Account (Registrant) (separate accounts of Pruco Life), the Pruco Life of New Jersey Variable Appreciable Account, the Pruco Life of New Jersey Variable Insurance Account, the Pruco Life of New Jersey Single Premium Variable Life Account, and the Pruco Life of New Jersey Single Premium Variable Annuity Account (separate accounts of Pruco Life of New Jersey).

The above-referenced separate accounts, along with Prudential and certain of Prudential's separate accounts, hold the majority of the shares of The Prudential Series Fund, Inc., a Maryland corporation. In addition, The Prudential holds all the shares of Prudential's Gibraltar Fund, a Maryland Corporation, in three of its separate accounts. The Prudential Series Fund, Inc. and Prudential's Gibraltar Fund are registered as open-end diversified, management investment companies under the Investment Company Act of 1940. Additionally, the aforementioned separate accounts of Prudential are registered as unit investment trusts under the Investment Company Act of 1940.

In addition, Pruco Life may also be deemed to be under common control with The Prudential Variable Contract Account-2, The Prudential Variable Contract Account-10, and The Prudential Variable Contract Account-11, separate accounts of Prudential, all of which are registered as open-end, diversified, management investment companies under the Investment Company Act of 1940 and with the Prudential Variable Contract Account-24, a registered unit investment trust.

The subsidiaries of Prudential and short descriptions of each are listed under
Item 25 of Post-Effective Amendment No. 32 to the Form N-1A Registration Statement for The Prudential Series Fund, Inc., Registration No. 2-80896, filed February 28, 1997, the text of which is hereby incorporated.

ITEM 27.        NUMBER OF CONTRACT OWNERS

Not Applicable.

ITEM 28.        INDEMNIFICATION

The Registrant, in conjunction with certain affiliates, maintains insurance on behalf of any person who is or was a trustee, director, officer, employee, or agent of the Registrant, or who is or was serving at the request of the Registrant as a trustee, director, officer, employee or agent of such other affiliated trust or corporation, against any liability asserted against and incurred by him or her arising out of his or her position with such trust or corporation.

Arizona, being the state of organization of Pruco Life Insurance Company ("Pruco"), permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of Arizona law permitting indemnification can be found in Section 10-850 et. seq. of the Arizona Statutes Annotated. The text of Pruco's By-law, Article VIII, which relates to indemnification of officers and directors, is incorporated by reference to Exhibit 3(ii) to its form 10-Q filed August 15, 1997.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.        PRINCIPAL UNDERWRITERS

(a)    Prudential Investment Management Services LLC (PIMS)

    PIMS is distributor for the following open-end management companies: Cash Accumulation Trust, COMMAND Money Fund, COMMAND Government Fund, COMMAND Tax-Free Fund, Global Utility Fund, Inc., Nicholas-Applegate Fund, Inc. (Nicholas-Applegate Growth Equity Fund), Prudential Balanced Fund, Prudential California Municipal Fund, Prudential Diversified Bond Fund, Inc., Prudential Diversified Funds, Prudential Emerging Growth Fund, Inc., Prudential Equity Fund. Inc., Prudential Equity Income Fund, Prudential Europe Growth Fund, Inc., Prudential Global Genesis Fund, Inc., Prudential Global Total Return Fund, Inc., Prudential Government Income Fund, Inc., Prudential Government Securities Trust, Prudential High Yield Fund, Inc., Prudential High Yield Total Return Fund, Inc., Prudential Index Series Fund, Prudential Institutional Liquidity Portfolio, Inc., Prudential International Bond Fund, Inc., Prudential Mid-Cap Value Fund, Prudential MoneyMart Assets, Inc., Prudential Municipal Bond Fund, Prudential Municipal Series Fund, Prudential National Municipals Fund, Inc., Prudential Natural Resources Fund, Inc., Prudential Pacific Growth Fund, Inc., Prudential Real Estate Securities Fund, Prudential Sector Funds, Inc., Prudential Small-Cap Quantum Fund, Inc., Prudential Small Company Value Fund, Inc., Prudential Special Money Market Fund, Inc., Prudential Structured Maturity Fund, Inc., Prudential Tax-Free Money Fund, Inc., Prudential Tax-Mananged Funds, Prudential 20/20 Focus Fund, Prudential World Fund, Inc., The Prudential Investment Portfolios, Inc., Strategic Partners Series, Target Funds and The Target Portfolio Trust.

    PIMS is also distributor of the following unit investment trusts: Separate
Accounts: Prudential's Gibraltar Fund, Inc., The Prudential Variable Contract Account-2, The Prudential Variable Contract Account-10. The Prudential Variable Contract Account-11, The Prudential Variable Contract Account-24, The Prudential Variable Contract GI-2, The Prudential Discovery Select Group Variable Contract Account, The Pruco Life Flexible Premium Variable Annuity Account, The Pruco Life of New Jersey Flexible Premium Variable Annuity Account, The Prudential Individual Variable Contract Account and The Prudential Qualified Individual Variable Contract Account.

(b) Information concerning the officers and directors of PIMS is set forth below.

                              POSITIONS AND OFFICES              POSITIONS AND OFFICES
    NAME (1)                    WITH UNDERWRITER                    WITH REGISTRANT
---------------               ---------------------              ---------------------
Robert F. Gunia......         President                          None

Jean  D. Hamilton....         Executive Vice President           None

John R. Strangfeld...         Executive Vice President           None

Kevin B. Frawley.....         Senior Vice President and Chief    None
                              Compliance Officer

Francis O. Odubekun..         Senior Vice President and Chief    None
                              Operating Officer

William V. Healey....         Senior Vice President, Secretary
                              and Chief Legal Officer            None

Margaret M. Deverell.         Senior Vice President,
                              Comptroller and                    None
                              Chief Financial Officer

C. Edward Chaplin....         Treasurer                          None

---------

(1) The address of each person named is Prudential Plaza, 751 Broad Street, Newark, New Jersey 07102 unless otherwise noted.

(c)    Not applicable

ITEM 30.        LOCATION OF ACCOUNTS AND RECORDS

All accounts, books or other documents required to be maintained by Section 31
(a) of the 1940 Act and the rules promulgated thereunder are maintained by the Registrant through The Prudential Insurance Company of America, 751 Broad Street, Newark, New Jersey 07102-3777.

ITEM 31.        MANAGEMENT SERVICES

Summary of any contract not discussed in Part A or Part B of the registration statement under which management-related services are provided to the Registrant--Not Applicable.

ITEM 32.        UNDERTAKINGS

(a) Registrant undertakes to file a post-effective amendment to this Registrant Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a statement of additional information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a statement of additional information.

(c) Registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form promptly upon written or oral request.

(d) Restrictions on withdrawal under Section 403(b) Contracts are imposed in reliance upon, and in compliance with, a no-action letter issued by the Chief of the Office of Insurance Products and Legal Compliance of the U.S. Securities and Exchange Commission to the American Council of Life Insurance on November 28, 1988.

(e) Pruco Life hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by Pruco Life.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement, to be signed on its behalf by the undersigned thereunto duly authorized, and its seal hereunto affixed and attested, all in the City of Newark and the State of New Jersey, on this 24th day of May, 2000.

            THE PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

                                  (Registrant)

                        BY: PRUCO LIFE INSURANCE COMPANY
                                   (Depositor)

Attest: /s/       CLIFFORD E. KIRSCH                                   /s/      ESTHER H. MILNES
------------- -------------------------------------------              -------------------------
                  CLIFFORD E. KIRSCH                                            ESTHER H. MILNES
                  CHIEF LEGAL OFFICER AND SECRETARY                             PRESIDENT

                                              SIGNATURES

    As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:



               SIGNATURE AND TITLE
-------------------------------------------------
             *
--------------------------------
ESTHER H. MILNES                                      Date: May 24, 2000
PRESIDENT AND DIRECTOR

             *
--------------------------------
JAMES J. AVERY JR
CHAIRMAN OF THE BOARD AND DIRECTOR

             *                                        *By:          CLIFFORD E. KIRSCH
--------------------------------                     ----------------------------------
DENNIS G. SULLIVAN                                                  CLIFFORD E. KIRSCH
VICE PRESIDENT AND CHIEF ACCOUNTING OFFICER                         (ATTORNEY-IN-FACT)
(PRINCIPAL FINANCIAL OFFICER AND CHIEF
ACCOUNTING OFFICER)

             *
--------------------------------
IRA J. KLEINMAN
DIRECTOR

             *
--------------------------------
I. EDWARD PRICE
DIRECTOR

             *
--------------------------------
KIYOFUMI SAKAGUCHI
DIRECTOR

             *
--------------------------------
DAVID R. ODENATH, JR.
DIRECTOR


                                EXHIBIT INDEX

EXHIBITS

(4)      (a) The Strategic Partners Variable Annuity Contract VBON-2000.
         (Note 1)

         (b) The Strategic Partners Variable Annuity Contract VDCA-2000.
         (Note 1)

(5)    (a)    Application form for the Contract. (Note 1)